02040736

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report June 11, 2002

NOVATEL INC.

Commission File No. 0-29004

1120 - 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

1. A copy of the Registrant's Notice of Annual Meeting of Shareholders and Proxy Statement and accompanying form of proxy, dated June 10, 2002, is furnished herewith and is incorporated by reference in the following Registration Statements:

   Registration Statement on Form S-8 #333-6500
   Registration Statement on Form S-8 #333-6502
   Registration Statement on Form S-8 #333-9216

2. A copy of the Registrant's Annual Report to Shareholders for the fiscal year ended December 31, 2001 is furnished herewith but is not incorporated by reference into any other documents.

The following exhibits are filed as part of this report on Form 6-K:

No.	Document
(1)	Notice of Annual Meeting of Shareholders and Proxy Statement and accompanying form of proxy, dated June 10, 2002.
(2)	Annual Report to Shareholders for the fiscal year ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: June 11, 2002

By: /s/ WERNER GARTNER

Name: Werner Gartner
Title: Executive Vice President and
Chief Financial Officer

EXHIBIT 1

1120-68th Avenue N.E.
Calgary, Alberta, Canada T2E 8S5

NOTICE OF 2002 ANNUAL MEETING OF SHAREHOLDERS

Tuesday, July 16, 2002, 9:00 a.m. (local time)

To Our Shareholders:

Notice is hereby given that the 2002 Annual Meeting of Shareholders of NovAtel Inc. ("NovAtel" or the "Company") will be held at the Company's headquarters, 1120-68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5, on Tuesday, July 16, 2002, at 9:00 a.m. (local time) for the following purposes:

(1) Elect nine directors (Proposal 1);

(2) Ratify the appointment of Deloitte & Touche LLP as the auditors of NovAtel (Proposal 2);

(3) Approve the amendment of the NovAtel Inc. Employee Stock Option Plan to increase the number of shares authorized for issuance thereunder by 125,000 (Proposal 3);

(4) Approve the amendment of the NovAtel Inc. Directors Stock Option Plan to increase the number of shares authorized for issuance thereunder by 35,000 (Proposal 4);

(5) Receive the consolidated financial statements of NovAtel for the year ended December 31, 2001 and the reports of the auditors thereon; and

(6) Transact such other business as may properly come before the Annual Meeting.

Only shareholders of record on the books of the Company as of 5:00 p.m., Tuesday, May 28, 2002, will be entitled to vote at the meeting and any adjournment thereof.

Dated: June 10, 2002.

By Order of the Board of Directors

Jean-Denis Roy, *Corporate Secretary*

SHAREHOLDERS ARE REQUESTED TO MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE.

NovAtel

1120-68th Avenue N.E.
Calgary, Alberta, Canada T2E 8S5

PROXY STATEMENT

The enclosed proxy is solicited by the Board of Directors and the management of NovAtel Inc. (the "Company") to be used at the 2002 Annual Meeting of Shareholders (the "Annual Meeting") on Tuesday, July 16, 2002, for the purposes set forth in the foregoing notice. This proxy statement and the enclosed form of proxy were first sent to shareholders on or about June 10, 2002.

If the enclosed form of proxy is properly signed and returned, the shares represented thereby will be voted at the Annual Meeting in accordance with the instructions specified thereon. **IN THE ABSENCE OF ANY DIRECTION TO THE CONTRARY, THE SHARES REPRESENTED BY PROXIES RECEIVED BY THE MANAGEMENT WILL BE VOTED ON ANY POLL FOR THE ELECTION OF THE NOMINEES FOR DIRECTORS, FOR THE RATIFICATION OF THE APPOINTMENT OF AUDITORS, FOR THE APPROVAL TO AMEND THE EMPLOYEE STOCK OPTION PLAN AND FOR THE APPROVAL TO AMEND THE DIRECTORS STOCK OPTION PLAN, ALL AS DESCRIBED IN THIS PROXY STATEMENT.** The enclosed form of proxy confers discretionary authority upon each person named therein to appoint a substitute proxyholder, to act with respect to matters not specifically mentioned in the Notice of Annual Meeting, but which may properly come before the Annual Meeting and to act with respect to amendments to or variations of matters identified in the Notice of Annual Meeting. As at the date hereof, management knows of no such amendment, variation or other matters to come before the meeting other than the matters referred to in the Notice of Annual Meeting and routine matters incidental to the conduct of the Annual Meeting. If any further or other business is properly brought before the Annual Meeting, it is intended to vote on such other business in such manner as the person appointed as proxy then considers to be proper.

Any shareholder signing a proxy in the form accompanying this Proxy Statement has the power to revoke it at any time insofar as it has not been exercised by depositing a duly exercised instrument in writing revoking the proxy either at the Company's office at any time up to and including the last business day preceding the day of the Annual Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Annual Meeting on the day of the Annual Meeting or any adjournment thereof or in any other manner permitted by law.

The dollar amounts presented in this Proxy Statement are in Canadian currency unless otherwise noted (CDN$1 = US$0.6267 on December 31, 2001), and are presented in accordance with accounting principles generally accepted in Canada.

VOTING SECURITIES

Only shareholders of record on the books of the Company as of 5:00 p.m., Tuesday, May 28, 2002, (the "Record Date") will be entitled to vote at the Annual Meeting.

As of the close of business on the Record Date there were outstanding 7,676,765 Common Shares of the Company entitled to one vote per share. The holders of a majority of the outstanding Common Shares of the Company as of the Record Date, present in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting or any adjournment thereof. Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspector of election appointed for the Annual Meeting and will determine whether or not a quorum is present. The inspector of election will treat abstentions and broker non-votes as shares that are present and entitled to vote for purposes of determining the presence of a quorum.

Election of Directors. The affirmative vote of a majority of votes cast in person or by proxy by the holders of Common Shares is required to elect a director. For this proposal, votes may be cast "For" or "Withhold Authority" for each nominee; abstentions and broker non-votes will be excluded entirely from the vote and will have no effect. Shareholders may not cumulate their votes in the election of directors.

Ratification of Auditors. The affirmative vote of a majority of votes cast in person or by proxy by the holders of Common Shares is required for the ratification of the selection of auditors. For this proposal, votes may be cast “For” or “Withhold Authority”; abstentions and broker non-votes will be excluded entirely from the vote and will have no effect.

Amend Employee Stock Option Plan. The affirmative vote of a majority of votes cast in person or by proxy by the holders of Common Shares is required to amend the Employee Stock Option Plan. For this proposal, votes may be cast "For" or "Against"; abstentions and broker non-votes will be excluded entirely from the vote and will have no effect.

Amend Directors Stock Option Plan. The affirmative vote of a majority of votes cast in person or by proxy by the holders of Common Shares is required to amend the Directors Stock Option Plan. For this proposal, votes may be cast "For" or "Against"; abstentions and broker non-votes will be excluded entirely from the vote and will have no effect.

FORM 20-F

Shareholders may obtain without charge a copy of the Company's 2001 Annual Report on Form 20-F as filed with the Securities and Exchange Commission. For copies please contact Sonia Ross at the Company's principal executive office address: NovAtel Inc., 1120-68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5, or view on the Company’s website, www.novatel.com.

PROPOSAL 1
ELECTION OF DIRECTORS

The persons named below are nominees for director to serve until the next Annual Meeting of Shareholders or until their successors shall have been elected. The number of directors to be elected is nine. All of the nominees for director for the coming year served on the Board of Directors during the previous year, except for Charles R. Trimble, who was appointed in January 2002, and Jonathan W. Ladd.

In the absence of instructions to the contrary, shares represented by the proxy will be voted and the proxies will vote for the election of all such nominees to the Board of Directors. If any of such persons is unable or unwilling to be a candidate for the office of director at the date of the Annual Meeting, or any adjournment thereof, the proxies will vote for such substitute nominee as may be proposed by the Board of Directors. Management has no reason to believe that any of such nominees will be unable or unwilling to serve if elected a director.

Set forth below is certain information concerning the nominees which is based on data furnished by them.

Name of Nominee	Age	Principal Occupation	Director Since
Gregory O. Baylin	32	Principal with ONCAP Management Partners	2001
W. James Close	56	President and Chief Executive Officer, CMC Electronics Inc.	1998
Werner Gartner	46	Executive Vice President and Chief Financial Officer, NovAtel Inc.	2001
Jonathan W. Ladd	46	President and Chief Executive Officer, NovAtel Inc.	-
Richard D. Orman	54	Chairman and Chief Executive Officer, Hemisphere International Inc.	1994
Joel A. Schleicher	50	Chairman and Chief Executive Officer, Interpath Communications, Inc.	1997
Charles R. Trimble	60	Chairman, United States GPS Industry Council (USGIC)	2002
David E. Vaughn	56	Business Consultant	2001
Gregory A. Yeldon	42	Vice President and Chief Financial Officer, CMC Electronics Inc.	1998

Except as described below, each of the nominees has been engaged in his principal occupation described above during the past five years.

Gregory O. Baylin

Principal with ONCAP Management Partners since January 2000. From September 1994 to December 1999, Mr. Baylin served in various capacities, including as an Associate Director, with Scotia Capital Markets. Mr. Baylin is also a Director with CMC Electronics Inc.

W. James Close

Chairman of the Board. Mr. Close has also served as President and Chief Executive Officer and Director of CMC Electronics Inc. since July 1998. Mr. Close served as President of AlliedSignal Aerospace Canada Inc. from January 1997 to June 1998 and as Vice President and General Manager, Inertial Products, of AlliedSignal Aerospace Canada Inc. from June 1994 to January 1997.

Werner Gartner

Executive Vice President and Chief Financial Officer of the Company since October 1996. From August 1990 to October 1996, Mr. Gartner served in a variety of financial positions at the Company including Vice President, Finance and Corporate Controller.

Jonathan W. Ladd

President and Chief Executive Officer of the Company since February 2002. From July 2001 to November 2001, Mr. Ladd was Senior Vice President, Engineering at Thales Navigation and President of Thales' Russian subsidiary, Ashtech A/O. From 1990 to 2001, Mr. Ladd held several other management positions at Magellan Corporation, including Senior Vice President, Advanced Technology Group and Vice President and General Manager of Ashtech Precision Products Business Unit.

Richard D. Orman

Vice Chairman of the Board. Chairman and Chief Executive Officer of Hemisphere International Inc. since July 2000. Mr. Orman was Chairman and Chief Executive Officer of Kappa Energy Company Inc. (which became Vanguard Oil Corporation) from August 1995 to October 1998. Mr. Orman was a Director of Vanguard Oil Corporation until May 2001. From May 1986 to December 1992, Mr. Orman served as a member of the Alberta legislature and as Minister of Employment from May 1986 to September 1988, Minister of Labour from September 1988 to April 1989 and Minister of Energy from April 1989 to December 1992.

Joel A. Schleicher	Chairman and Chief Executive Officer of Interpath Communications, Inc. since June 2000. Mr. Schleicher was President and Chief Executive Officer of Expanets, Inc. from June 1998 to December 1999. Mr. Schleicher was a business consultant, advisor and investor with and to leverage buyout firms from July 1997 to June 1998. From June 1996 to June 1997, Mr. Schleicher served as President and Chief Executive Officer of ProCommunications, Inc. From July 1995 to June 1996, Mr. Schleicher was a private investor. From 1989 to July 1995, Mr. Schleicher served as Chief Operating Officer for and a Director of Nextel Communications, Inc.
Charles R. Trimble	Chairman of the United States GPS Industry Council (USGIC). Mr. Trimble was one of the founders of Trimble Navigation Limited in 1978 and served as President, Chief Executive Officer and a Director of Trimble Navigation Limited from 1981 to 1998. Mr. Trimble is also a Director of KVH Industries, Inc.
David E. Vaughn	Business Consultant. From February 2001 to February 2002, Mr. Vaughn was President and Chief Executive Officer of the Company. From January 1999 to December 2000, Mr. Vaughn was Senior Vice President and Chief Operations Officer with Magellan Corporation. Also with Magellan, Mr. Vaughn served as Senior Vice President, Strategic Business Alliances from August 1998 to January 1999. From May 1991 to July 1998, Mr. Vaughn was with Trimble Navigation Limited in a variety of positions including Executive Vice President, Tracking and Communications Products Division and, most recently, as Executive Vice President, Corporate Business Development.
Gregory A. Yeldon	Vice President and Chief Financial Officer of CMC Electronics Inc. since July 1995. From October 1994 to July 1995, Mr. Yeldon was Corporate Controller for CMC Electronics Inc. and from February 1988 to October 1994 he was Director of Finance and Administration of Micronav International Inc.

FURTHER INFORMATION CONCERNING THE BOARD OF DIRECTORS

Committees of the Board

During 2001, the Board of Directors held six meetings and acted by unanimous written consent on a number of occasions. The Company does not have a Nominating Committee.

The members of the Audit and Finance Committee were Richard D. Orman, Joel A. Schleicher and Gregory A. Yeldon. The Audit and Finance Committee makes recommendations to the Board of Directors with respect to the engagement or discharge of independent auditors, reviews with the independent auditors the plan and results of the audit engagement, reviews the Company's internal auditing procedures and system of internal accounting controls and financial management and makes inquiries into matters within the scope of its functions. The Audit and Finance Committee was constituted in March 1997, after completion of the Company's initial public offering. During 2001, the Audit and Finance Committee held four meetings.

The members of the Compensation Committee in 2001 were W. James Close and Richard D. Orman. The Compensation Committee reviews and makes recommendations to the Board of Directors concerning the compensation of the key management employees of the Company and administers the Company's stock option plans. The Compensation Committee was constituted in March 1997, after completion of the Company's initial public offering. During 2001, the Compensation Committee held one meeting and acted by unanimous written consent on two occasions.

The Committees of the Board will be reconfirmed for the coming year after the Annual Meeting of Shareholders.

Attendance at Meetings

During 2001, there were no members of the Board of Directors, other than Mr. Horst J. Pudwill, who attended fewer than 75% of the meetings of the Board of Directors and all Committees of the Board on which they served.

Compensation of Directors

Directors who are not employees of the Company receive $10,000 per year for services provided in their capacity as directors plus $1,000 for each Board of Directors meeting such director attends, except for the Chairman of the Board of Directors who receives $20,000 per year and $2,000 for each meeting he attends and the Vice Chairman who receives $15,000 per year and $1,500 for each meeting he attends. Notwithstanding the foregoing, W. James Close, Gregory A. Yeldon and Gregory O. Baylin being representatives of CMC Electronics Inc. have waived any fees to which they are otherwise entitled to receive. In addition, all directors are reimbursed for expenses incurred by them in their capacity as directors. Other than with respect to reimbursement of expenses, directors who are employees of the Company do not receive additional compensation for service as a director.

In October 1996, the Company adopted the Directors Stock Option Plan (the "Directors Plan"), which provides for the granting of options to purchase an aggregate of 111,000 Common Shares to non-employee directors of the Company. The Directors Plan may be administered by either the Board of Directors or a committee designated by the Board of Directors (the "Plan Administrator"). Currently, the Compensation Committee is acting as the Plan Administrator. In accordance with the Directors Plan, the Plan Administrator determines the non-employee directors of the Company to whom options are granted, the number of Common Shares subject to each option, the exercise price and the vesting schedule of each option. Under the Directors Plan, options are exercisable for a period of ten years from the date of grant. Vested options terminate ninety days after an optionee ceases to be a member of the Board of Directors of the Company for any reason other than death or disability.

On January 12, 2001, Messrs. Orman, Pudwill and Schleicher were each granted 7,000 options at an exercise price of US$1.6875. Messrs. Close, Yeldon and Baylin have waived the right to receive any options that they would otherwise be entitled to receive. As of December 31, 2001, there were 29,000 Common Shares remaining for future grants under the Directors Plan.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the Board of Directors or compensation committee of any other company, nor did any such interlocking relationship exist during the past fiscal year.

Directors and Officers Insurance

The Company maintains a comprehensive directors and officers liability policy for events arising prior to CMC Electronics Inc. ("CMC Electronics") acquiring majority control of the Company on April 17, 1998. This policy was purchased for $22,000 for the policy period December 1, 2000 to December 1, 2003. The policy covers limits of liability for each loss and for each policy period of $10,000,000 with a $250,000 deductible for US claims and $100,000 for other claims.

CMC Electronics maintains a comprehensive directors and officers liability policy for events arising prior to April 12, 2001 and an extension to this policy until April 2007. Directors and officers of the Company are covered by these policies which cover limits of liability for each loss and for the policy period of $35,000,000 with a $250,000 deductible for US SEC claims and $100,000 deductible for other claims. The Company's share of the premium for these policies is $25,888 and $5,341 respectively. For the period subsequent to April 12, 2001, Onex Corporation's ("Onex") comprehensive directors and officers liability policy applies to the Company's directors and officers. The Onex policy, in place until November 29, 2002, covers limits of liability for each loss and for each policy period of US$150,000,000 to be shared with other Onex companies, with a US$250,000 deductible for US claims, US$1,000,000 for securities claims and US$100,000 for other claims. The Company's share of the premium for this policy is $9,663.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following Summary Compensation Table sets forth the compensation earned during each of the three years ended December 31, 2001 by the Company's President and the Company's other executive officers (collectively, the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards		
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Options Number of Shares	All Other Compensation
David E. Vaughn	2001	$341,000(1)	$ _	_	_	30,000	$ _
Chief Executive Officer and	2000	$ _	$ _	_	_	_	$ _
President	1999	$ _	$ _	_	_	_	$ _
Werner Gartner	2001	$ 162,458	$ 33,000	_	_	12,000	$ 27,024(2)(3)
Executive Vice President and	2000	$ 150,000	$ _	_	_	7,000	$ 24,904(2)(3)
Chief Financial Officer	1999	$ 150,000	$ _	_	_	12,000	$ 7,407
All executive officers as a group	2001	$ 503,458	$ 33,000	_	_	42,000	$ 27,024
(two persons in 2001 and three	2000	$ 465,864	$ _	_	_	24,000	$ 405,541(4)
persons in 2000 and 1999)	1999	$ 515,000	$ _	_	_	44,000	$ 25,306

---

(1) Represents Mr. Vaughn's consulting fees from February 2001 (his commencement date) to December 31, 2001. Mr. Vaughn resigned as Chief Executive Officer and President in February 2002.

(2) Includes compensation for Mr. Gartner for assuming, in addition to his regular duties, the duties of Acting Interim President and Chief Executive Officer, after Douglas R. Reid's resignation in November 2000, of $17,500 in 2000 and $17,500 in 2001.

(3) Includes matching contributions made by the Company on behalf of each Named Executive Officer into their respective Registered Retirement Savings Plans ("RRSP").

(4) Cost of departure arrangements for Mr. Reid, the Company's former Chief Executive Officer and President and Randy R. Mabbott, the Company's former Senior Vice President, Corporate Affairs, General Counsel and Corporate Secretary, who also resigned in November 2000, were $220,000 and $145,000, respectively.

Stock Option Grants and Exercises

In October 1996, the Company adopted the Employee Stock Option Plan (the "Option Plan"), which provides for the granting of options to eligible officers, employees and consultants of the Company to purchase an aggregate of 740,000 Common Shares. In July 1998, the shareholders of the Company ratified and confirmed that the Option Plan be amended to increase the number of shares authorized for issuance thereunder by 250,000, bringing the total number of shares under the Option Plan to 990,000. In May 2002, the Board of Directors of the Company amended the Option Plan, subject to shareholder approval at the Annual Meeting, to increase the number of shares authorized for issuance under the Option Plan by 125,000. The Option Plan may be administered by either the Board of Directors or a committee designated by the Board of Directors (the "Plan Administrator"). Currently, the Compensation Committee is acting as the Plan Administrator. In accordance with the Option Plan, the Plan Administrator determines to whom options are granted, the number of Common Shares subject to each option, the exercise price and the vesting schedule of each option. Under the Option Plan, options are generally exercisable for a period of ten years from the date of grant. Vested options terminate ninety days after an optionee's termination for any reason other than death or disability. Unvested options terminate immediately upon the termination of an optionee's employment or service to the Company.

The following table sets forth certain information regarding stock options granted to the Named Executive Officers in 2001.

OPTION GRANTS IN LAST FISCAL YEAR (2001)

Individual Grants

Name	Number of Securities Underlying Options Granted (1)	% of Total Options Granted to Employees in Fiscal Year (2)	Exercise Price (US$/Share) (3)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (4)	
					5% (US$)	10% (US$)
David E. Vaughn	30,000	19.5%	$2.00	8/15/2004	$ 9,458	$19,860
Werner Gartner	12,000	7.8%	$1.6875	1/11/2011	$12,735	$32,273

(1) Mr. Vaughn's options were granted on February 13, 2001 and have a 3 year term expiring August 15, 2004. Mr. Vaughn's options all vested on August 15, 2001. Mr. Gartner's options vest equally over four years beginning January 12, 2002.

(2) The Company granted options to purchase an aggregate of 153,970 shares to employees in fiscal year 2001 pursuant to the Option Plan.

(3) All options presented in this table were granted at an exercise price equal to the price of the Company's Common Shares on the date of grant, as quoted on the Nasdaq National Market.

(4) Realizable values are reported net of the option exercise price. The dollar amounts under these columns are the result of calculations at the 5% and 10% rates (determined from the price at the date of grant, not the stock's current market value) set by the Securities and Exchange Commission and therefore are not intended to forecast possible future appreciation, if any, of the Company's stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the Company's common shares as well as the option holder's continued employment through the vesting period. The potential realizable value calculation assumes that the option holder waits until the end of the option term to exercise the option.

There were no options exercised by any of the Named Executive Officers during 2001. The following table sets forth certain information with respect to stock options held by each of the Company's Named Executive Officers as of December 31, 2001. Value is calculated using the difference between the option exercise price and US$2.10 (year end stock price) multiplied by the number of shares underlying the option.

AGGREGATED OPTION EXERCISES AND OPTION VALUES AT FISCAL YEAR END

Name	Number of Options Exercisable/Unexercisable	Value of In-the-Money Options (US$) Exercisable/Unexercisable
David E. Vaughn	30,000/ 0	$ 3,000/ $ 0
Werner Gartner	87,750/ 23,250	$ 4,350/ $9,300

Compensation Committee Report

The Compensation Committee of the Board of Directors (the "Comp ensation Committee") reviews and recommends the compensation arrangements for the executive officers of the Company and administers the Company's stock option plans. During 2001, the members of the Compensation Committee were Richard D. Orman and W. James Close.

Executive compensation is composed of three components: base salary, annual performance bonuses and long-term incentive awards. In setting each of these components, the Compensation Committee reviews comparative compensation data of peer companies.

The Compensation Committee reviews and sets the CEO's base salary and reviews and approves the base salaries of the other executive officers as negotiated by the CEO. In January 2001, the base salary for Werner Gartner, Executive Vice President and Chief Financial Officer, was increased to $165,000. Mr. Gartner was compensated in 2001 for assuming the additional duties of Acting Interim President and Chief Executive Officer after the departure of Mr. Reid, the former CEO, in November 2000.

In April 2000, a bonus plan, determined by Operating Profit, was approved by the Compensation Committee. Each year the Compensation Committee considers the Company's performance from the prior year and objectives as well as expectations for the Company in the upcoming year. The Bonus Plan was reviewed and approved for 2001. A bonus, based on this plan, was awarded in 2001 to Mr. Gartner of $33,000. In prior years, annual performance bonuses were awarded based on the executives' success in achieving budgeted revenues, an earnings per share target and individual performance goals.

The long term incentives awarded to the executive officers are stock options awarded at the discretion of the Compensation Committee. The stock options are used as an incentive for the executive officers to create value for shareholders. The Compensation Committee views stock options as an important component of its long term performance based compensation philosophy. On January 12, 2001, Mr. Gartner was granted 12,000 stock options at an exercise price of US$1.6875.

The CEO participates in the same programs and receives compensation based on the same factors as the other executive officers. However, the CEO's overall compensation reflects a greater degree of policy and decision making authority and a higher level of responsibility with respect to the strategic direction and financial and operational results of the Company. The base salary, paid as monthly consulting fees under a Consulting Services Agreement, to Mr. Vaughn, the Company's former President and Chief Executive Officer, was $341,000 in 2001. There was no bonus provision under Mr. Vaughn's Consulting Services Agreement. Mr. Vaughn was granted 30,000 stock options at an exercise price of US$2.00 with all options vesting August 15, 2001. Mr. Jonathan W. Ladd was appointed President and Chief Executive Officer on February 19, 2002. Mr. Ladd was granted 30,000 stock options at an exercise price of US$2.50 with an expiration date of ten years from the date of grant.

Respectfully submitted by the members of the Compensation Committee of the Board of Directors:
May 27, 2002

W. James Close, Chair
Richard D. Orman

Audit and Finance Committee Report

The Audit and Finance Committee of the Board of Directors (the "Audit Committee") is comprised of three directors, Joel A. Schleicher, Richard D. Orman and Gregory A. Yeldon. Mr. Schleicher and Mr. Orman are "independent" as defined in the National Association of Securities Dealers' ("NASD") listing standards. Mr. Yeldon is a financial officer with the Company's majority shareholder and, therefore, may not be deemed "independent". As a Canadian company, NovAtel is not required to comply with NASD's independence requirements.

The Board of Directors and the Audit Committee have adopted a written charter of the Audit Committee which it reviews and assesses the adequacy thereof on an annual basis.

The Audit Committee held four meetings in 2001. The meetings were held for those purposes as set out in the adopted written charter and also to facilitate communications between the Audit Committee, management and the Company's independent auditors, Arthur Andersen LLP.

During these meetings, the Audit Committee reviewed and discussed with management the Company's quarterly financial results and annual audited financial statements prior to release, filing or distribution. The discussions also included those matters that the Statement on Auditing Standards No. 61 (Communication with Audit Committees) required addressing with the independent auditors. The Company's independent auditors also provided the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent auditors their independence. Based on these discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit and Finance Committee of the Board of Directors:
May 27, 2002

Joel A. Schleicher, Chair
Richard D. Orman
Gregory A. Yeldon

Certain Transactions

On April 17, 1998, CMC Electronics Inc. ("CMC Electronics") purchased approximately 58% of the Company's total shares outstanding from the Company's two principal shareholders. On April 11, 2001, an investor group led by ONCAP L.P. ("ONCAP") acquired control of the Company through the acquisition of CMC Electronics.

The Company is an authorized reseller of certain CMC Electronics GPS products. In 2001, the Company purchased $188,000 worth of products from CMC Electronics. In addition, the Company purchased $154,000 of contracted engineering services and $103,000 of miscellaneous services from CMC Electronics in 2001.

PERFORMANCE GRAPH

The following graph compares the percentage change in the Company's cumulative total shareholder return on its Common Shares for the period from the Company's initial public offering on February 7, 1997 to December 31, 2001 with the cumulative total return of the Nasdaq Composite Total Return Index (US), as re-stated, and Standard & Poor's Technology Sector Index.

The comparisons in the graph below are based on historical data and are not indicative of, or intended to forecast, the possible future performance of the Company's Common Shares.



PERFORMANCE GRAPH
DOLLARS
$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
$347.86
$304.73
$198.63
$208.89
$163.98
$183.29
$159.26
$145.44
$114.83
$116.31
$100.00
$85.00
$30.83
$40.00
$22.50
$28.00
2/7/97
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01
DATE
NovAtel
Standard & Poor's Technology Sector Index
NASDAQ Stock Market (US)

	2/7/97	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01
NovAtel Inc.	100.00	85.00	30.83	40.00	22.50	28.00
Standard & Poor's	100.00	114.83	198.63	347.86	208.89	159.26
NASDAQ Stock Market	100.00	116.31	163.98	304.73	183.29	145.44

OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS

The following table sets forth as of May 28, 2002, the ownership of those persons known to the Company to be owners of more than 5% of the Company's Common Shares and each director and executive officer and all directors and officers as a group:

	Shares Beneficially Owned	
Name	Total Shares	Percent
CMC Electronics Inc. (1) (2)	4,694,500	61.2%
W. James Close (3)(4)	4,697,500	61.2%
Jonathan W. Ladd	0	*
David E. Vaughn (5)(6)	30,000	*
Werner Gartner (7)	115,500	1.5%
Richard D. Orman (8)	28,000	*
Horst J. Pudwill (2)(9)	227,000	3.0%
Joel A. Schleicher (10)	27,000	*
Gregory O. Baylin (3)	4,694,500	61.2%
Charles R. Trimble	0	*
Gregory A. Yeldon (3)	4,694,500	61.2%
All directors and executive officers as a group (ten persons) (11)	4,905,000	62.4%

* Less than 1%.

(1) The address of CMC Electronics Inc. ("CMC Electronics") is 600 Dr. Frederik Philips Boulevard, Ville Saint-Laurent, Quebec, Canada H4M 2S9.

(2) The amount shown includes 220,000 Common Shares that are the subject of a Right of First Refusal and Call Option Agreement (the "Option Agreement") and a Pledge and Escrow Agreement (the "Pledge Agreement"), in each case between CMC Electronics and Telexel Holding Limited ("Telexel" – see note 9). The Option Agreement provides for (i) a right of first refusal through April 17, 2003 granting CMC Electronics the right to acquire the 220,000 Common Shares (the "Remaining Shares") of the Company which were not sold by Telexel to CMC Electronics on the same terms and conditions as those offered to a third party and (ii) a call option through April 17, 2008 granting CMC Electronics the right to purchase, at the price specified therein, the Remaining Shares if such purchase is necessary to allow CMC Electronics to continue to hold at least 51% of the outstanding Common Shares in the event of the dilution of its percentage ownership as a result of the exercise of employee and director stock options and CMC Electronics has been unable to purchase on the open market Common Shares sufficient for this purpose. The Option Agreement further provides that Telexel will not transfer the Remaining Shares during the term of the right of first refusal and call option, except to give effect to the Option Agreement and to the Pledge Agreement between CMC Electronics, Telexel, Morris/Rose/Ledgett and Ogilvy Renault.

(3) Represents 4,694,500 Common Shares held by CMC Electronics with whom Messrs. Close, Yeldon and Baylin are affiliated.

(4) Includes 3,000 Common Shares owned by Mr. Close's wife.

(5) Mr. Vaughn resigned as Chief Executive Officer and President in February 2002.

(6) Represents vested stock options to purchase 30,000 Common Shares of the Company.

(7) Includes 95,500 Common Shares of the Company that could be purchased by exercise of options available at May 28, 2002 or within 60 days thereafter.

(8) Includes 27,000 Common Shares of the Company that could be purchased by exercise of options available at May 28, 2002 or within 60 days thereafter.

(9) The registered owner of 220,000 of these shares is Digicom Cellular International Co., Ltd. ("Digicom"). Telexel transferred the shares to Digicom in July 2000. Mr. Pudwill is the beneficial owner of these shares subject to the rights granted to CMC Electronics referred to in note 2. Includes 7,000 Common Shares of the Company that could be purchased by exercise of options available at May 28, 2002 or within 60 days thereafter.

(10) Includes 27,000 Common Shares of the Company that could be purchased by exercise of options available at May 28, 2002 or within 60 days thereafter.

(11) Includes 186,500 Common Shares of the Company that could be purchased by exercise of options available at May 28, 2002 or within 60 days thereafter.

PROPOSAL 2
AUDITORS

At the Annual Meeting, the shareholders will vote on the ratification of the appointment of Deloitte & Touche LLP, independent chartered accountants, as independent auditors to audit the consolidated financial statements of the Company for the fiscal year begun January 1, 2002. On April 12, 2002, Arthur Andersen LLP and Deloitte & Touche LLP announced that they had entered into an agreement pursuant to which partners and staff of Arthur Andersen LLP in Canada would join and be fully integrated into Deloitte & Touche LLP. The closing of this transaction occurred June 2, 2002. The change of auditors described above is a requirement of corporate law and is not the result of any disagreement or unresolved issue arising from an audit of the Company. In the absence of instructions to the contrary, shares represented by the proxy will be voted and the proxies will vote for the ratification of the appointment of Deloitte & Touche LLP. Arthur Andersen LLP have been the Company's auditors since May 29, 1992. Representatives of Deloitte & Touche LLP will be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Audit Fees

The aggregate fees billed for professional services rendered by Arthur Andersen LLP for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2001 and the reviews of the financial statements included in the Company's quarterly Form 6-K's for that fiscal year were $124,850.

Financial Information Systems Design and Implementation Fees

There were no fees billed by Arthur Andersen LLP for information technology services for the fiscal year ended December 31, 2001.

All Other Fees

The aggregate fees billed for services rendered by Arthur Andersen LLP, other than the services covered in "Audit Fees" and "Financial Information Systems Design and Implementation Fees" above, for the fiscal year ended December 31, 2001 were $57,856.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF THE AUDITORS.

PROPOSAL 3
EMPLOYEE STOCK OPTION PLAN

In October 1996, the Company adopted the Employee Stock Option Plan (the "Option Plan") pursuant to which an aggregate of 740,000 Common Shares were originally reserved for issuance to eligible employees and other persons. In July 1998, the shareholders of the Company approved an increase in the number of shares authorized for issuance by 250,000, bringing the total number of shares available under the Option Plan to 990,000.

In May 2002, the Board of Directors of the Company amended the Option Plan, subject to shareholder approval at the Annual Meeting, to increase the number of shares authorized for issuance under the Option Plan by 125,000.

The reason for this increase is to ensure that a sufficient number of Common Shares are available under the Option Plan to be able to grant options to employees in 2003. As of June 1, 2002, the number of shares available for future grants is 72,145 which would increase to 197,145, if the proposal is approved.

Set forth below is a summary of certain of the principal features of the Option Plan.

Summary of Plan

The Option Plan provides for the granting of stock options ("Options") to employees and to such other persons that have or will provide some service to the Company or a related Company. The purpose of the Option Plan is to attract and retain the best available personnel for positions of substantial responsibility. The Option Plan is administered by the Compensation and Operations Committee of the Board of Directors of the Company (the "Committee").

The price of the Company's Common Shares subject to each Option (the "Option Price") is set by the Committee and shall not be less than the fair market value per Common Share in the case of an incentive stock option, and at whatever price the Committee may determine in the exercise of its sole discretion in good faith in the case of an Option that is not an incentive stock option (a "Non-Qualified Stock Option").

Options granted under the Option Plan are exercisable at the times and on the terms established by the Committee. The Committee may accelerate the exercisability of any Option. Options may also be accelerated in the event the Company is liquidated or dissolved or if certain conditions are met with respect to a change of control.

Vested Options terminate 90 days after an optionee's termination for any reason other than death or disability. Unvested Options terminate immediately upon the termination of an optionee's employment or service to the Company. Unless provided otherwise by the Committee, all Options, except incentive stock options, granted shall expire ten years from the date of grant. The expiration date shall not be later than ten years from the date of grant for incentive stock options. However, any Option granted to a greater than ten percent shareholder of the Company shall not be exercised later than five years from the date of grant. Under the current form of Option agreement, each Option has a term of ten years from the date of grant. No incentive stock options have been granted. The Option Price must be paid in full in cash or its equivalent at the time of exercise. The Committee also may permit payment of the Option Price by the tender of previously acquired Common Shares of the Company or such other mechanism approved by the Committee from time to time.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE TO APPROVE THE AMENDMENT OF THE NOVATEL INC. EMPLOYEE STOCK OPTION PLAN.

PROPOSAL 4
DIRECTORS STOCK OPTION PLAN

In October 1996, the Company adopted the Directors Stock Option Plan (the "Directors Plan"), which provides for the granting of options to purchase an aggregate of 111,000 Common Shares to non-employee directors of the Company.

In May 2002, the Board of Directors of the Company amended the Directors Plan, subject to shareholder approval at the Annual Meeting, to increase the number of shares authorized for issuance under the Directors Plan by 35,000.

The reason for this increase is to ensure that a sufficient number of Common Shares are available under the Directors Plan to be able to grant options to non-employee directors in 2003. As of June 1, 2002, the number of shares available for future grants is 1,000 which would increase to 36,000, if the proposal is approved.

Set forth below is a summary of certain of the principal features of the Directors Plan.

Summary of Plan

The Directors Plan provides for the granting of stock options ("Directors Options") to eligible non-employee directors of the Company. The purpose of the Directors Plan is to attract and retain the best available persons for positions on the Company's Board of Directors. The Directors Plan is administered by the Committee.

The price of the Company's Common Shares subject to each Director Option (the "Director Option Price") is set by the Committee and shall not be less than the fair market value per Common Share on the date on which the option is granted. Options granted under the Directors Plan are exercisable at the times and on the terms established by the Committee. The Committee may accelerate the exercisability of any Option.

Vested Options terminate 90 days after an optionee ceases to be a director for any reason other than death or disability. Unless accelerated, unvested Options terminate immediately upon the termination of an optionee's service to the Company. Unless provided otherwise by the Committee, all Options, granted shall expire ten years from the date of grant. The Director Option Price must be paid in full in cash or its equivalent at the time of exercise. The Committee also may permit payment of the Director Option Price by the tender of previously acquired Common Shares of the Company or such other mechanism approved by the Committee from time to time.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE TO APPROVE THE AMENDMENT OF THE NOVATEL INC. DIRECTORS STOCK OPTION PLAN.

OTHER MATTERS

As of the date of this Proxy Statement, there are no other matters which management intends to present or has reason to believe others will present to the meeting. If other matters properly come before the meeting, those who act as proxies will vote in accordance with their judgment.

SHAREHOLDER PROPOSALS

If any shareholder intends to present a proposal for action at the Company's 2003 Annual Meeting and wishes to have such proposal set forth in management's proxy statement, such shareholder must forward the proposal to the Company so that it is received on or before March 12, 2003. Proposals should be addressed to the Company at 1120-68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5, Attention: Corporate Secretary.

COST OF SOLICITATION

All expenses in connection with the solicitation of this proxy, including the charges of brokerage houses and other custodians, nominees or fiduciaries for forwarding documents to shareholders, will be paid by the Company. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited by personal interviews, telephone or other telecommunication device, by directors, officers and employees of NovAtel, who will not be specifically remunerated therefor.

APPROVAL BY BOARD OF DIRECTORS

The Board of Directors of the Company has approved the contents of this Proxy Statement and its sending to the shareholders.

Dated: June 10, 2002.

By Order of the Board of Directors

Jean-Denis Roy, *Corporate Secretary*

indicated in this example. X

1. Elect Nine Directors (Proposal 1);
Nominees:
01 Gregory O. Baylin, 02 W. James Close, 03 Werner Gartner,
04 Jonathan W. Ladd, 05 Richard D. Orman, 06 Joel A. Schleicher,
07 Charles R. Trimble, 08 David E. Vaughn and 09 Gregory A. Yeldon;

FOR ☐ WITHHOLD AUTHORITY from ALL nominees ☐

INSTRUCTION: To withhold authority to vote for any nominee(s), print such nominee's name(s) in the space provided below.

____

2. Ratify the appointment of Deloitte & Touche LLP as the auditors of NovAtel Inc. (Proposal 2);

FOR ☐ WITHHOLD AUTHORITY ☐

3. Approve the amendment of the NovAtel Inc. Employee Stock Option Plan to increase the number of shares authorized for issuance thereunder by 125,000 (Proposal 3);

FOR ☐ AGAINST ☐ ABSTAIN ☐

4. Approve the amendment of the NovAtel Inc. Directors Stock Option Plan to increase the number of shares authorized for issuance thereunder by 35,000 (Proposal 4);

FOR ☐ AGAINST ☐ ABSTAIN ☐

5. Receive the consolidated financial statements of NovAtel Inc. for the year ended December 31, 2001 and the report of the auditors; and

6. In their discretion, upon any and all such other matters which may properly come before the Annual Meeting.

The undersigned hereby confers sole authority on the proxyholder to act at the Annual Meeting for and on behalf of and in the name of the undersigned and to cast the number of votes that the undersigned would be entitled to cast if personally present at the Annual Meeting, the undersigned hereby ratifying and confirming and agreeing to ratify and confirm all that the proxyholder may lawfully do by virtue hereof with respect to the resolutions referred to above.

The undersigned hereby revokes any proxy previously given in respect of the Annual Meeting.

SHAREHOLDERS ARE URGED TO MARK, DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES OR CANADA.

Print Name Clearly ______________________ Signature ______________________ Dated: __________, 2002

The signature should correspond exactly with the name appearing on the certificate evidencing your Common Shares. If more than one name appears, all should sign. Joint owners should each sign personally.

▲ FOLD AND DETACH HERE ▲

NOTES

1. A shareholder has the right to appoint a person other than the persons designated in the above form of proxy to attend, act and vote for him on his behalf at the Annual Meeting. To exercise such right the shareholder may strike out the names of the specified persons and insert the name of the shareholder's desired proxyholder in the blank space provided or may complete another appropriate proxy and, in either case, should deliver the completed proxy to the Company before the time of the Annual Meeting. Any shareholder signing a proxy in the form accompanying this proxy statement has the power to revoke it at any time insofar as it has not been exercised by depositing a duly exercised instrument in writing revoking the proxy either at the Company's office at any time up to and including the last business day preceding the day of the Annual Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Annual Meeting on the day of the Annual Meeting or any adjournment thereof or in any other manner permitted by law.

2. The instrument of proxy will not be valid unless it is dated and signed by the shareholder or by his attorney duly authorized by him in writing, or, in the case of a corporation, is executed by an officer or officers or attorney for the corporation. If the instrument of proxy is executed by an attorney for an individual shareholder or joint shareholders or by an attorney for an individual shareholder or joint shareholders or by an officer or officers or attorney of a corporate shareholder, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the proxy instrument.

3. The instrument of proxy to be effective must be deposited with Mellon Investor Services, L.L.C., Proxy Processing, P.O. Box 3720, South Hackensack, NJ 07606-9420, not less than forty-eight (48) hours before the time for holding the Annual Meeting.

4. If this proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed by the Company.

PROXY

NOVATEL INC.
(the "Company")

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS JULY 16, 2002

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND THE MANAGEMENT OF THE COMPANY

The undersigned hereby appoints Jonathan W. Ladd and Werner Gartner, or either of them, each with power of substitution, or, alternatively, ______________________________, as proxies of the undersigned, to attend the Annual Meeting of Shareholders of the Company to be held at the Company's headquarters at 1120-68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5, on Tuesday, July 16, 2002, at 9:00 a.m. (local time), and any adjournment thereof (the "Annual Meeting"), and to vote the number of shares the undersigned would be entitled to vote if personally present.

The Common Shares represented by this proxy will be voted on any ballot that may be called for and will be voted as directed by each shareholder. In the absence of contrary directions, this proxy will be voted FOR the resolutions set out below. If no direction is indicated and a person other than the persons specified in the preceding paragraph is appointed as proxyholder, then votes represented by this proxy will be voted at the discretion of the proxyholder appointed.

(Continued and to be signed on reverse side)

▲ FOLD AND DETACH HERE ▲

EXHIBIT 2

ANNUAL REPORT 2001

NovAtel


MESSAGE

TO OUR SHAREHOLDERS

NovAtel made strong, steady progress on many fronts in 2001. We expanded our market presence in both the Aerospace/Defense and Special Applications markets, building on our recognized position as a leading provider of high-precision GPS technology. We improved our operating efficiency with a series of cost-control measures. We established promising collaborations with other industry leaders. We continued to develop new, highly advanced products for next-generation precision positioning applications. Most important, we generated solid sales growth while returning the Company to profitability for the first time since 1997.

For the year, revenues grew 14% to CDN$28.2 million, and we reported net income of CDN$110,000, or CDN$0.01 per share. Clearly we are pleased with the improvement in our results, and we are encouraged that our sales trends and profitability have continued into 2002. The two business segments that drove growth were Aerospace/Defense and Special Applications.

Growth in Special Applications for Precision Positioning System Components

NovAtel made excellent progress during the year in our development of precision positioning technology for use in third-party OEM solutions. This business, which forms the backbone of our Company, has been growing steadily – a reflection of our ability to take high-end technology and customize it to specific customer needs – and in 2001 we continued to expand our customer base. We also took several significant steps toward accelerating the growth of this part of our business.

In May we began collaborating with a leading developer of precision guidance systems for agricultural machinery and by November we were delighted to announce that our OEM partner, BEELINE Technologies, Inc. of California, had signed a supply agreement with Caterpillar Agricultural Products Inc. BEELINE's tractor guidance system, built around our OEM4 receiver, is to be a factory installed option on the MT Series of Challenger® Tractors. Design, assembly and marketing rights for the MT Series of tractors was recently acquired by AGCO Corporation of Duluth, Georgia, one of the world's largest manufacturers of tractors and farming equipment. This relationship with BEELINE is expected to result in an anticipated $40 million of business over six years. The decision to install GPS and auto guidance systems as standard factory equipment marks a significant change in the industry perception of GPS technology. Once viewed as an aftermarket option only, adoption of the technology by large Original Equipment Manufacturers shows a maturing of the market and NovAtel anticipates leveraging this relationship in meeting other customers' needs.

During late 2001 we began negotiations which resulted in an announcement in early 2002 of a strategic co-operation agreement with Leica Geosystems AG of Switzerland. Two years earlier, NovAtel technology had been selected by a major player in the geomatics industry, Sokkia Co., Ltd. of Japan. This announcement with Leica further validates NovAtel as a leading technology provider to this industry. Leica Geosystems was an industry pioneer and is a leader in advanced satellite-based surveying systems. Their leadership in precision solutions, applications and worldwide distribution will result in a substantial increase in NovAtel's penetration of this important precision market.

Continued Leadership in Aerospace/Defense GPS Applications

Over the past decade, NovAtel has become a proven supplier of high-end GPS receiver technology to government agencies in the United States, Europe, Japan and China. These networks are replacing outdated radio-based aircraft navigation infrastructure with GPS-based systems for civil aviation systems. NovAtel has become the world leader in the critical receiver technology at the heart of these new satellite-based systems, and in 2001 we booked another large sale of receivers to China's SNAS program and delivered our first six production receivers to Europe's EGNOS program.

In addition to these continuing infrastructure projects, we also strengthened our presence in the Aerospace/Defense market by establishing NovAtel technology as an integral component in the so-called "local" GPS-based augmentation systems that are intended to be the next generation of commercial aircraft landing systems. Where the first generation systems provided in-flight positioning and tracking applications, the local systems now being developed will improve the accuracy, reliability and safety of approach and landing. In 2001, NovAtel signed contracts with both Raytheon Company Navigation and Landing Systems and Thales ATM Inc., which parallel our relationship with Honeywell International Inc. through our majority owner CMC Electronics Inc. These three major corporations are expected to be the principle suppliers to this new landing infrastructure. Our OEM4 positioning technology is expected to be central to these next generation systems.

We feel these relationships have established NovAtel as the *de facto* provider of advanced GPS receivers for commercial ground aviation applications. Accordingly, we are poised to benefit from further government spending, both on first-generation systems – many countries are only just now starting to implement GPS-based aircraft navigation systems – and on development of the new local systems. While the initial design work for the new systems will generate engineering contract revenue for the Company in the near term, the long-term potential for NovAtel, as a major supplier of receivers for aviation applications, is extremely exciting.

Other Business

Point, Inc., our joint venture with Sokkia Co., Ltd. continued in a new product development and release phase through 2001 and had a challenging year. Point now is in a position to go forward with a full line of competitive products. In early 2002, Point began refocusing its resources on sales and distribution of these products and we fully expect significant performance improvement.

In mid-2001, NovAtel increased our ownership position in Mezure, Inc. to 74%. Mezure is an early-stage development company focused on the deformation monitoring market. We were pleased to announce that Keith Price, a recognized construction industry executive, joined the company as President and CEO. In the fourth quarter, Mezure successfully completed its first system installation on the Dames Point Bridge in Jacksonville, Florida. Currently, Mezure is seeking its first major round of outside financing to fund the expected growth of this market. We remain excited about the opportunity in this emerging market.

A Bright Future

We want to take this opportunity to welcome our newest board member, Charles R. Trimble, to NovAtel. Charlie is one of the pioneers of the GPS industry. His insights and experience are extremely valuable to the Company at this stage of its development, and we are delighted to have him as part of our team. I also want to thank David E. Vaughn, who served as the Company's President and CEO last year. Dave came to NovAtel to focus the Company on growth and profitability, and he established a successful strategy to accomplish this. That strategy is now paying dividends and we intend to not only see it through, but to also build upon it.

We also want to thank all NovAtel employees, who are the driving force behind all of the Company accomplishments last year. In 2001, our employees accepted an across-the-board 10% pay cut. At the end of the fourth quarter, we were delighted to reinstate their pay and their commitment was a major reason why the Company regained profitability and maintained its momentum into 2002.

Finally, on behalf of all of us at NovAtel, we want to express our appreciation for the patience and support of our shareholders during these past difficult times. We firmly believe 2001 was a turning point for the Company, and we look forward to reporting on our continued progress in the months ahead.

Jonathan W. Ladd
President and Chief Executive Officer

April 2002

Operating and Financial Review and Prospects

Operating Results

Overview

(March 29, 2002) NovAtel Inc. designs, markets and supports a broad range of products which determine precise geographic locations using the Global Positioning System (GPS). NovAtel's GPS products are used principally for applications in high-end markets such as surveying, geographical information systems (GIS), aviation, marine, mining and machine control, agriculture and precise timing markets, rather than for applications in low-end markets such as the vehicle navigation and consumer/cellular markets. Unless the context requires otherwise, references herein to "NovAtel" or the "Company" refer to NovAtel, Inc., including its subsidiary, Mezure, Inc. and joint venture, Point, Inc.

The Company was incorporated in 1978 and since then has been engaged in several communications businesses. In 1992, the Company was reorganized and sold to Telexel Holding Limited. The Company divested all of its non-GPS businesses in a series of transactions from March 1994 to August 1996. As a result of these divestitures, the Company now focuses exclusively on the GPS business.

The various divested and discontinued businesses of the Company are accounted for as discontinued operations. Accordingly, the operating results of these discontinued businesses have been segregated from the operating results of the GPS business and reported as net income (loss) from discontinued operations in the Consolidated Financial Statements included elsewhere in this Annual Report.

The Company's Consolidated Financial Statements include the Company's proportionate share of the Point, Inc. (Point) accounts as required under Canadian GAAP (Generally Accepted Accounting Principles). The Company sells its products to Point which incorporates them into surveying systems that are in turn sold through the Sokkia Co., Ltd. (Sokkia) distribution channels. In addition, the Company provides facilities, computer support and development and logistical support for Point's Calgary operations. The Company's consolidated Statements of Operations include the Company's proportionate share of each of the equivalent line items reflected on Point's Statement of Operations. Similarly, the Company consolidates its proportionate share of each line item of Point's Balance Sheet.

On January 26, 2001, the Company acquired a 48.7% joint venture interest in Mezure, Inc. in exchange for US$400 of loans receivable which the Company had previously advanced and charged to operations in 2000. On July 23, 2001, the Company acquired an additional 25.3% equity interest in Mezure, Inc. after exercising its option to convert US$200 in loans receivable, which the Company previously advanced and charged to operations in the first quarter 2001, into additional common shares. With the July 23, 2001 acquisition of additional shares, the Company acquired control of Mezure, Inc., and commenced full consolidation of Mezure, Inc.'s operations.

In August, 2001, the Board of Directors authorized the Company to repurchase up to a maximum of 230,829 Common Shares (representing 3% of the common shares issued and outstanding at the program commencement) through a share repurchase program. The term of the program is from September 4, 2001 to September 3, 2002. As of December 31, 2001, the Company had repurchased a total of 11,500 Common Shares at an average price of US$1.54 per share.

The Company sold its first GPS-based product in 1992 and increased its GPS-based revenues from $456,000 in 1992 to $27.0 million in 1997. In 1997, the Company reported a net income from continuing operations of $6.7 million, a level of profitability achieved largely due to $8.5 million of revenue related to the Wide Area Augmentation System (WAAS) program. In 1998, the Company's revenue from the WAAS program declined to $686,000 which led to a 20% decline in total revenue, which in combination with a 28% increase in operating expenses, resulted in a net loss from continuing operations of $3.6 million. Consequently, the Company restructured its operations at the end of 1998. From 1999 to 2001, the Company increased revenue from $21.6 million to $28.2 million, an average annual increase of 9.4% which, in conjunction with reduced operating costs, contributed to improved operating results and allowed the Company to report a net income of $110,000 in 2001.



The Company's results of operations have fluctuated and can be expected to continue to fluctuate on a periodic basis as a result of a number of factors which affect revenue, gross margin and operating expenses.

Annual and quarterly revenues have fluctuated because of a number of factors, including revenue generated from major contracts, operating results of subsidiaries and joint ventures, certification and market acceptance of the Company's new products, impact and timing of large orders, pricing pressures in the market, establishing and maintaining effective distribution channels, fluctuations in non-recurring engineering (NRE) fees, seasonality of customer purchase patterns and the timing of industry trade shows. Shipments under a major contract could result in unusually high revenue and income levels when compared to revenues and income in other periods. For example, revenue from the European Geostationary Navigation Overlay System (EGNOS) program accounted for 10.2% of total revenue in 2001 compared to 2.3% in 2000. There can be no assurance that the Company will receive major contracts in the future, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. The Company sells GPS receivers to Point, which incorporates these receivers into surveying systems that are in turn sold through the Sokkia distribution channels. The proportionate share of the accounts of Point are included in the Company's accounts. Point is subject to all of the same types of risks that the Company is subject to. There can be no assurance that Point's results may not have a material adverse effect on the Company's business, financial condition and results of operations.

Revenues can be expected to vary significantly as a result of a lack of a significant order backlog, fluctuations in demand for existing products, operating results of subsidiaries and joint ventures, the rate of development of new markets, the degree of market acceptance of new products, increased competition and the general strength of domestic and international economic conditions. Furthermore, if the Company were unable to deliver sufficient quantities of products in a timely manner, due to factors such as parts supply shortages or customs delays, the Company's revenues could be adversely affected.

Gross margin as a percentage of revenue varies primarily as a result of product sales mix, the level of non-recurring engineering (NRE) revenue, changes in materials and contract manufacturing costs, liquidation of discontinued inventory and absorption of fixed manufacturing costs. The Company's original equipment manufacturer (OEM) and WAAS products typically have higher gross margins than the sale of survey products by Point. The Company believes the sale of survey products by Point is an important growth strategy, however, selling survey products through Point adversely affects the Company's gross margin percentages.

The Company faces competition from a variety of competitors. Prices of the Company's products have declined since their introduction due to competitive pressures. The Company expects competition to increase, which is expected to result in further price decreases and lower gross margins for the Company's products. In addition, the Company's success will depend to a substantial degree upon its ability to develop and introduce in a timely manner new products and product enhancements to its existing GPS product portfolio. The Company expects to make significant investments in research and development to continue to enhance existing products, develop new products which incorporate new and existing technologies, expand and develop new distribution channels and achieve market acceptance for such products. There can be no assurance that the Company will be successful in such efforts.

The Company's revenues have been derived principally from product sales. Revenues from product sales are generally recognized upon shipment. The Company generally ships its products promptly after acceptance of a purchase order. Accordingly, the Company does not maintain product backlog, nor does the Company consider backlog to be a significant indicator of future revenues.

Results of Operations

The Company's results of operations for 2001, 2000 and 1999 are set forth in the table below:

	Year Ended December 31,					
	1999		2000		2001	
Revenues	$24,226	100.0%	$24,843	100.0%	$28,237	100.0%
Cost of sales	12,646	52.2	10,842	43.6	13,272	47.0
Gross profit	11,580	47.8	14,001	56.4	14,965	53.0
Operating expenses:						
Research and development	6,902	28.5	8,161	32.9	6,827	24.2
Selling and marketing	3,925	16.2	4,527	18.2	3,859	13.6
General and administration	2,783	11.5	3,661	14.7	4,170	14.8
Total operating expenses	13,610	56.2	16,349	65.8	14,856	52.6
Operating income (loss)	(2,030)	(8.4)	(2,348)	(9.4)	109	0.4
Interest income	374	1.5	319	1.3	138	0.4
Other expense	(204)	(0.8)	(769)	(3.2)	(124)	(0.4)
Income (loss) from continuing operations before income taxes	(1,860)	(7.7)	(2,798)	(11.3)	123	0.4
Provision for income taxes	123	0.5	13	0.0	13	0.0
Net income (loss) from continuing operations	(1,983)	(8.2)	(2,811)	(11.3)	110	0.4
Net income from discontinued operations	949	3.9	16	0.0	—	0.0
Net income (loss)	$(1,034)	(4.3)%	$(2,795)	(11.3)%	$110	0.4%

2001 Compared to 2000

Revenues. Revenues include product sales and NRE fees. Product sales revenues consist primarily of sales of OEM boards, software, software upgrades, WAAS type receivers and end-user products for the GIS and survey markets. The Company categorizes its revenues into the following three market sectors: 1) Geomatics; 2) Aerospace and Defense; and 3) Special Applications.

Total revenues increased 14% from $24.8 million in 2000 to $28.2 million in 2001. The following table sets forth revenue by market sector for 2001 and 2000.

	2001		2000		Change	
	$	%	$	%	$	%
Geomatics	$ 7,040	25%	$ 8,513	34%	$ (1,473)	(17)%
Aerospace & Defense	8,846	31%	4,969	20%	3,877	78 %
Special Applications	11,945	42%	11,128	45%	817	7 %
Other	406	2%	233	1%	173	74 %
TOTAL	$28,237	100%	$24,843	100%	$ 3,394	14 %

Geomatics. The Geomatics sector is made up of the surveying and GIS markets. In 2001, Geomatics revenues were largely comprised of the Company's sales to Point, net of intercompany eliminations, and the Company's proportionate share of sales by Point.

In July 1999, the Company transitioned to a new GPS surveying partner, Sokkia, a world leader in surveying. The partnership reflects a move from a supplier relationship to a fully integrated development team. Sokkia and the Company formed a joint venture known as Point. The ownership of Point is 51% Sokkia and 49% the Company. Point provides Sokkia's global marketing organization with advanced measurement solutions for the fields of surveying, mapping, GIS, construction and construction machine control. Sokkia's distribution system includes more than 25 subsidiaries and additional representatives around the world, each having its own dealer network.

On February 21, 2002, the Company signed an agreement with Leica Geosystems (Leica), setting out the parties' intention to enter into a strategic cooperation arrangement; the objective of the agreement being the common development of new technology for GPS and its advancement in the high-accuracy segment. More specifically, the Company will develop a custom version of existing GPS engines and other components for Leica.

Geomatics revenues decreased 17% from $8.5 million in 2000 to $7.0 million in 2001. The decrease in revenue was primarily caused by longer than planned product development lead times, which delayed the launch of new products, and slower than anticipated sell through of products at Point.

Aerospace and Defense. The Aerospace and Defense sector is made up of aviation, space and defense markets. Revenues from the Aerospace and Defense sector are highly dependent on the timing of large government funded programs. Sales in this sector include WAAS receiver sales related to U.S. WAAS, the Japanese MTSAT Satellite-based Augmentation System (MSAS), the Chinese Satellite Navigation Augmentation System (SNAS) and to EGNOS.

Aerospace and Defense sales were $8.8 million in 2001 compared to $5.0 million for 2000, an increase of 78%, with the majority of the growth coming from higher revenue from the EGNOS program, which contributed $2.9 million in revenue in 2001 compared to $560,000 in 2000 and to a lesser extent from additional NRE contracts related to the WAAS and Local Area Augmentation System (LAAS) programs. Additional shipments for phase two of the Chinese SNAS program were completed in late 2001 and accounted for $2.0 million compared to $2.7 million in 2000.

The Company is teamed with Thales Avionics Limited (formerly Racal Avionics Ltd.) to supply one section of the EGNOS Remote Integrity Monitoring System (RIMS-C). The Thales/NovAtel RIMS-C channel will provide integrity and correction data within the EGNOS ground network. Under the initial contract, which was completed in March 2000, the Company developed new GPS receiver processing for Satellite Failure Detection and began software qualification. In addition the Company delivered a number of receivers for use in developmental activities. The EGNOS receivers have the same hardware configuration as the Company's WAAS receivers, with added software qualification and functionality. In October 2000, the Company was awarded a full contract to complete software proving and qualification activities and to deliver 18 EGNOS receiver systems of which six were delivered in 2001. There can be no assurance that the Company will receive commitments for future participation in the EGNOS program.

Further, the FAA has signed partnership agreements with each of Raytheon Company (Raytheon), Honeywell Inc. (Honeywell) and Thales ATM, Inc. (Thales ATM) for the initial development phase of LAAS. The LAAS program is intended to complement the WAAS program and provide precision approach landing guidance using GPS. Together these will function to supply users of the U.S. National Airspace System (NAS) with seamless satellite-based navigation for all phases of flight.

The certified GPS receiver jointly developed by the Company and CMC Electronics is now being integrated into Honeywell airborne systems and is also intended for the Honeywell LAAS ground station program. The Company is also working with Raytheon and Thales ATM to provide them both with receivers for their LAAS ground systems based on the Company's OEM4 receiver. While the Company has participated in previous phases of WAAS, SNAS, LAAS and MSAS and has relationships with Raytheon, Thales ATM and Honeywell, the Company currently has no commitments for future participation in the WAAS, SNAS, MSAS or LAAS programs and there can be no assurance that the Company will receive commitments for future participation in the WAAS, SNAS, MSAS or LAAS programs.

Special Applications. The Special Applications sector is made up of marine, agriculture, robotics, construction/grading, scientific, dealers (other than those that can be identified with a particular market sector) and miscellaneous markets. Special Applications revenues were $11.9 million in 2001 compared to $11.1 million in 2000, an increase of 7%, largely due to higher shipments of OEM4 receivers to certain customers and an NRE contract related to the new L5 GPS signal.

In September 1999, the Company launched its latest generation receiver, the OEM4, the smallest 24-channel dual frequency receiver on the market. In January 2000, the Company announced a revolutionary new antenna using the Company's patent pending Pinwheel™ aperture coupled slot array technology. Without the aid of a choke ring, the antenna achieves the same accuracy and reduction of multipath provided with a choke ring. However as no choke ring is required, the GPS-600 is much smaller and lighter. Both of these products can be used in all of the defined market sectors. Volumes for these products grew through 2000 and 2001, and the Company anticipates this growth to continue through 2002. Market specific variations of the GPS-600 were introduced throughout 2001 resulting in additional revenue from these products. Further developments will continue in 2002, but there can be no assurances that these products will result in increased revenues in any of the market sectors.

In November 2001, the Company announced that it had signed an agreement with BEELINE Technologies, Inc. (BEELINE) to supply the GPS and communications engine of its precision agricultural guidance systems. The contract is over a six year term and covers both OEM and after market sales in the U.S. and global agricultural guidance markets. In addition, in November 2001, BEELINE signed an agreement with Caterpillar Agricultural Products Inc. (Caterpillar) to supply components for Caterpillar's new satellite navigation system, which will be factory installed on Caterpillar's new series of tractors.

In 2001 and 2000, the Company derived approximately 48% of its total revenues from the sale of its products to countries outside the United States and Canada. Revenues from international sales increased from $12.0 million in 2000 to $13.6 million in 2001.

Gross Profit. Gross profit as a percentage of total revenues decreased from 56.4% in 2000 to 53.0% in 2001. The decrease in gross margin as a percentage of revenue is primarily attributable to product mix with a higher proportion of 2001 revenue coming from engineering contracts, which generally earn lower gross margins as a percent of revenue and higher provisions for inventory obsolescence.

Research and development. Research and development expenses consist primarily of engineering personnel expenses, contracted research and development expenses, amortization of purchased technology, equipment costs and facility and computer support costs. Research and development expenses decreased 16% from $8.2 million in 2000 to $6.8 million in 2001 and decreased as a percentage of total revenues from 32.9% in 2000 to 24.2% in 2001. The reduction in research and development expense in 2001 reflects higher customer funded engineering programs and lower expenditures at Point relating to a staff restructuring in January 2001, partially offset by lower deferred development costs.

Selling and marketing. Selling and marketing expenses consist primarily of compensation of sales and marketing personnel as well as expenses for advertising and promotion, trade shows, facilities and other expenses related to the sale of the Company's products. Selling and marketing expenses decreased 14.8% from $4.5 million in 2000 to $3.9 million in 2001 and decreased as a percentage of total revenues from 18.2% in 2000 to 13.6% in 2001. The reduction in selling and marketing expenses is due to lower external commissions relating to the China SNAS contract, lower expenditures at Point relating to a staff restructuring in January 2001 and lower costs attributable to Mezure.

General and administration. General and administration expenses consist primarily of salaries of administrative personnel, corporate overhead and facilities expenses. General and administration expenses increased 13.9% from $3.7 million in 2000 to $4.2 million in 2001 and increased as a percentage of total revenues from 14.7% in 2000 to 14.8% in 2001. Higher general and administration expenses relating to Mezure accounted for the majority of the increase.

Interest income. The Company earned net interest income of $138,000 in 2001 compared to $319,000 in 2000. The Company's cash deposits not required for operations are invested in short-term interest bearing instruments. The reduced interest income is attributable to lower cash balances available for investment and lower interest rates.

Other income (expense). Other expense in 2001 was $124,000 consisting mainly of financing charges related to sales paid to Sokkia, by Point. Other expense was $769,000 in 2000, mainly comprised of $548,000 related to the reorganization of the Company's senior management and $147,000 as a result of a minor workforce reduction at Point.

Provision for income taxes. The provision for income taxes, which consists primarily of Canadian federal large corporations tax and the proportionate share of income taxes related to Point, remained constant at $13,000 in 2000 and 2001.

Discontinued operations. The Company had no discontinued operations in 2001 compared to an income from discontinued operations of $16,000 in 2000.

2000 Compared to 1999

Revenues. Total revenues increased 2.5% from $24.2 million in 1999 to $24.8 million in 2000. The following table sets forth revenue by market sector for 2000 and 1999.

	2000		1999		Change	
	$	%	$	%	$	%
Geomatics	$ 8,513	34%	$ 8,246	34%	$ 267	3%
Aerospace & Defense	4,969	20%	5,770	24%	(801)	(14%)
Special Applications	11,128	45%	8,925	37%	2,203	25%
Other	233	1%	1,285	5%	(1,052)	(82%)
TOTAL	$24,843	100%	$24,226	100%	$ 617	3%

Geomatics. In 2000, Geomatics revenues were largely comprised of the Company's sales to Point, net of intercompany eliminations, and the Company's proportionate share of sales by Point. In 1999, prior to the formation of Point, Geomatics revenues also included substantial revenues from Nikon Corporation, Nikon Inc. and Carl Zeiss Jena GmbH.

Geomatics revenues increased 3% from $8.2 million in 1999 to $8.5 million in 2000. Revenues attributed to Point, including both the Company's sales to Point and the Company's proportionate share of Point revenues, increased from $4.0 million in 1999 to $7.4 million in 2000. Point was only active for five months in 1999. While the partnership with Sokkia resulted in new geomatics revenues for the Company, it also caused reduced revenues from the Company's previous key geomatics customers, Nikon Corporation, Nikon Inc. and Carl Zeiss Jena GmbH, whose combined revenues fell from $2.7 million in 1999 to $0.3 million in 2000.

Aerospace and Defense. Aerospace and Defense sales were $5.0 million in 2000 compared to $5.8 million for 1999, a decrease of 14%. Sales in this sector includes WAAS receiver sales related to the U.S. WAAS, Japanese MSAS, Chinese SNAS and European EGNOS programs.

Shipments for phase one of the Chinese SNAS program were completed in 2000 and accounted for $2.7 million or 54% of this market sector's revenue compared to $0 in the prior year. Conversely, revenue from the Japanese MSAS program fell from $1.6 million in 1999 to $126,000 in 2000.

Special Applications. Special Applications revenues were $11.1 million in 2000 compared to $8.9 million in 1999, an increase of 25% largely due to higher shipments of OEM receivers to certain customers.

In 2000, the Company derived approximately 48% of its total revenues from the sale of its products to countries outside the United States and Canada, compared to 46% in 1999. Revenues from international sales increased from $11.1 million in 1999 to $12.0 million in 2000.

Gross Profit. Gross profit as a percentage of total revenues increased from 47.8% in 1999 to 56.4% in 2000. The increase in gross margin as a percentage of revenue is attributable to improved product mix, including the beneficial impact of reduced sales of low margin manufacturing components, and lower provisions for inventory obsolescence.

Research and development. Research and development expenses increased 18.2% from $6.9 million in 1999 to $8.2 million in 2000 and increased as a percentage of total revenues from 28.5% in 1999 to 32.9% in 2000. In 1999, the Company and Sokkia funded Point for engineering work conducted on their behalf which resulted in negligible net research and development expenses at Point in 1999. The increase in research and development expense in 2000 is primarily related to the inclusion of Point's operating results for 12 months in 2000 compared to only five months in 1999, and the inclusion of $340,000 in product development costs for Mezure.

Selling and marketing. Selling and marketing expenses increased 15.3% from $3.9 million in 1999 to $4.5 million in 2000 and increased as a percentage of total revenues from 16.2% in 1999 to 18.2% in 2000. The consolidated proportionate share of Point's selling and marketing expenses was included in the Company's selling and marketing expenses for both 1999 and 2000, however in 1999, Point had only five months activity versus a full year in 2000. Other factors leading to increased expense in 2000 were the $628,000 in sales commission relating to the China SNAS contract and $340,000 in business development costs for Mezure.

General and administration. General and administration expenses increased 31.5% from $2.8 million in 1999 to $3.7 million in 2000 and increased as a percentage of total revenues from 11.5% in 1999 to 14.7% in 2000. The consolidated proportionate share of Point's general and administration expenses was included in the Company's general and administration expenses for both 1999 and 2000; however, in 1999, Point had only five months activity versus a full year in 2000. The inclusion of Point's expenses was the main factor leading to higher general and administration expenses in 2000.

Interest income. The Company earned net interest income of $319,000 in 2000 compared with $374,000 in 1999. The Company's cash deposits not required for operations are invested in short-term interest bearing instruments.

Other income (expense). Other expense was $769,000 in 2000, mainly comprised of $548,000 related to the reorganization of the Company's senior management and $147,000 as a result of a minor workforce reduction at Point. Other expense was $204,000 in 1999 and was primarily comprised of severance costs of $213,000 relating to a staff reduction in July 1999, offset by a gain of $178,000 on the sale of surplus land.

Provision for income taxes. The provision for income taxes which consists primarily of Canadian federal large corporations tax and the proportionate share of income taxes related to Point, decreased from $123,000 in 1999 to $13,000 in 2000. In 2000, Point recorded a recovery of previously recorded income taxes, accounting for the decrease.

Discontinued operations. The Company recorded net income from discontinued operations of $16,000 in 2000 compared to $949,000 in 1999. In 1995, the Company sold its Wireless Access Products division and manufacturing operations to Harris Canada Inc. The purchase price was subject to an adjustment based on a post-closing audit of the balance sheet of the divested operations.

The post-closing audit was completed in December 1999 resulting in a purchase price adjustment of $2.3 million. As the Company had previously provided for a potential adjustment of $3.3 million, the balance, after interest and miscellaneous costs, has been recognized as income from discontinued operations in 1999.

Quarterly Results of Operations

The following tables present certain unaudited statement of operations data for each of the Company's last eight fiscal quarters and the percentage relationship of certain items to total revenues for the respective periods. This unaudited data has been prepared on the same basis as the audited financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data.

	Quarter Ended							
	2000				2001			
	March 31	July 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 29	Dec. 31
	(in thousands)							
Revenues	$6,293	$6,470	$6,314	$5,766	$7,000	$6,520	$6,905	$7,812
Cost of sales	3,110	2,538	2,583	2,611	3,717	3,019	3,533	3,003
Gross profit	3,183	3,932	3,731	3,155	3,283	3,501	3,372	4,809
Operating expenses:								
Research and development	1,932	2,121	2,122	1,986	1,881	1,866	1,477	1,603
Selling and marketing	994	1,256	1,350	927	929	835	856	1,239
General and administration	900	1,036	844	881	892	1,070	1,040	1,168
Total operating expenses	3,826	4,413	4,316	3,794	3,702	3,771	3,373	4,010
Operating income (loss)	(643)	(481)	(585)	(639)	(419)	(270)	(1)	799
Interest income	76	67	98	78	51	47	24	16
Other income (expense)	42	(41)	(3)	(767)	84	(227)	68	(49)
Income (loss) from continuing operations before income taxes	(525)	(455)	(490)	(1,328)	(284)	(450)	91	766
Provision for (recovery of) income taxes	(18)	(6)	16	21	12	(11)	12	—
Net income (loss) from continuing operations	$(507)	$(449)	$(506)	$(1,349)	$(296)	$(439)	$79	$ 766

	Quarter Ended							
	2000				2001			
	March 31	July 1	Sept. 30	Dec. 31	March 31	June 30	Sept. 29	Dec. 31
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	50.6	60.8	59.1	54.7	46.9	53.7	48.8	61.5
Operating expenses:								
Research and development	30.7	32.8	33.6	34.4	26.9	28.6	21.4	20.5
Selling and marketing	15.8	19.4	21.4	16.1	13.3	12.8	12.4	15.8
General and administration	14.3	16.0	13.4	15.3	12.7	16.4	15.0	15.0
Total operating expenses	60.8	68.2	68.4	65.8	52.9	57.8	48.8	51.3
Operating income (loss)	(10.2)	(7.4)	(9.3)	(11.1)	(6.0)	(4.1)	—	10.2
Interest income	1.2	1.0	1.5	1.4	0.7	0.7	0.3	0.2
Other income (expense)	0.7	(0.6)	—	(13.3)	1.2	(3.5)	1.0	(0.6)
Income (loss) from continuing operations before income taxes	(8.3)	(7.0)	(7.8)	(23.0)	(4.1)	(6.9)	1.3	9.8
Provision for (recovery of) income taxes	(0.3)	(0.1)	0.2	0.4	0.1	(0.2)	0.2	—
Net income (loss) from continuing operations	(8.0)%	(6.9)%	(8.0)%	(23.4)%	(4.2)%	(6.7)%	1.1%	9.8%

The following table sets forth Geomatics, Aerospace and Defense, Special Applications and manufacturing component revenues for the last eight quarters.

	Quarter Ended							
	2000				2001			
	March 31	July 1	Sept. 30	Dec. 31	March 31	June 30	Sept. 29	Dec. 31
	(in thousands)							
Geomatics	$1,955	$2,622	$1,773	$2,163	$2,410	$1,986	$1,362	$1,282
Aerospace and Defense	743	1,472	1,860	894	1,365	992	2,528	3,961
Special Applications	3,406	2,359	2,676	2,687	3,204	3,353	2,859	2,529
Other	189	17	5	22	21	189	156	40
Total revenues	$6,293	$6,470	$6,314	$5,766	$7,000	$6,520	$6,905	$7,812

The Company's quarterly results of operations have fluctuated and are expected to continue to fluctuate because of a number of factors, including revenue generated from major contracts, operating results of joint ventures and subsidiaries, new product introductions, fluctuations in NRE fees, seasonality of customer purchase patterns and the timing of industry trade shows.

In addition, revenues can be expected to vary significantly as a result of a lack of a significant order backlog, fluctuations in demand for existing products, the rate of development of new markets, the degree of market acceptance of new products, increased competition and the general strength of domestic and international economic conditions. Furthermore, if the Company were unable to deliver sufficient quantities of products in a timely manner, due to factors such as parts supply shortages or customs delays, the Company's revenues could be adversely affected.

In 2001, quarterly operating expenses fluctuated due to the impact of changes in staffing levels, recovery of research and development expenses from NRE fees, commissions related to the Chinese SNAS program and the business development/product development costs related to Mezure. The Company expects operating expenses to increase in 2002 by approximately 3%. The Company expects operating expense as a percentage of revenue to decline to approximately 46% in 2002 from 53% in 2001, mostly as a result of increased revenue and higher customer funded engineering contracts. A shortfall from anticipated revenues has and could adversely affect results of operations and income (loss) per share. In addition, if the Company were to receive a major contract, it would likely increase its expenditures to support such contract. If revenues from the contract were delayed for any reason, including cancellation or deferral of the contract, the Company's results of operations could be adversely affected as it attempted to adjust its expenditures downward.

Taxes

The Company has not recorded a provision for income taxes in Canada, other than for large corporations tax, due to previously incurred losses, credits and costs. As of December 31, 2001, losses, investment tax credits, depreciation and research and development costs are available to reduce future taxable income and taxes payable in Canada. The Company has determined that the acquisition of a majority of the Common Shares of the Company by CMC Electronics in 1998, BAE SYSTEMS p.l.c.'s indirect acquisition of the majority of the common shares of CMC Electronics in November 1999 and ONCAP L.P.'s indirect acquisition of the majority of the common shares of CMC Electronics in April 2001 constitute acquisition of control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company's Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Customs and Revenue Agency audits. See Note 14 of Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

In 2001, cash used in operations was $423,000, compared to cash provided by operations of $673,000 in 2000. Cash used in 2001 consisted primarily of a $2.8 million increase in working capital, partially offset by $2.4 million in amortization. The increase in working capital is caused primarily by higher receivables due to increased third-party sales and lower payables. The reduction in payables is caused by several factors, including: payments made in the first quarter of 2001 relating to the restructuring of senior management and Point's operations; and payment of engineering fees owed to CMC Electronics related to the development of a certified aviation receiver.

In 2001, cash provided by financing activities was $70,000, related primarily to a third-party loan of US$100,000 obtained by Mezure, and an increase in capital lease obligations. On September 28, 2001, the Company entered into a sale/leaseback transaction with HSBC Leasing whereby certain tooling and computer equipment was sold, in exchange for $300,000 cash, and a three year lease obligation. In the comparable period in 2000, $376,000 cash was used in financing activities, related primarily to a decrease in capital lease obligations.

In 2001, cash used in investing activities was $908,000 primarily related to capital expenditures of $937,000. In 2000, cash used in investing activities was $2.5 million, primarily related to capital expenditures of $1.5 million, deferred development expenditures of $757,000 related to the development of a certified aviation GPS receiver and $423,000 related to the final settlement of proceeds from the divestiture to Harris in 1995.

At December 31, 2001, the Company had cash and short-term investments of $4.8 million. The Company has credit agreements with the HSBC Bank Canada and the Toronto Dominion Bank under which the Company can borrow up to $1.7 million for day-to-day operating requirements and $1.1 million to support the margin requirement related to the purchase of up to US$4.8 million of foreign exchange contracts. The lines of credit are payable on demand and are secured by certain of the Company's assets. At December 31, 2001, portions of the lines of credit were utilized to support $80,000 of letters of credit ($219,000 at December 31, 2000) and the margin requirements on US$2.0 million in forward foreign exchange contracts leaving $1.6 million available for day-to-day operating requirements and the margin capacity necessary to enter into an additional US$2.8 million in forward foreign exchange contracts.

As of December 31, 2001, the Company and Sokkia have collectively loaned Point US$4.0 million, the Company's share being US$1.96 million. The loans are secured by Point's assets and bore interest at the U.S. Prime Rate during 2000 and at a rate of 6% beginning January 1, 2001. In January 2001, the Company and Sokkia extended the due date of the loans to December 31, 2001.

In January 2001, the Company signed a number of agreements under which the Company acquired a 48.7% equity interest in Mezure. The agreements included a US$400,000 cash investment which the Company had previously advanced and for which the Company had made a full provision. The Company also advanced a further US$270,000 loan to Mezure from January 5 to July 23, 2001. This was in addition to US$65,000 previously advanced in October 2000. The Company has recorded a full provision against the potential non-payment of these loans. On July 23, 2001, the Company acquired a further 25.3% interest in Mezure after exercising its option to convert US$200,000 in loans to Mezure into additional common shares.

The Company believes that its existing cash, cash equivalents, short-term investments, available lines of credit and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash needs for at least the next twelve months.

While the Company believes that inflation has not had a material effect on its results of operations, there can be no assurance that inflation will not have a material effect on the Company's results of operations in the future.

Quantitive and Qualitative Disclosures about Market Risk

Most of the Company's revenues (over 95% in 2001) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company's expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect the Company's results of operations. In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. At December 31, 2001, the Company had foreign currency options and forward foreign currency contracts to sell US$2.0 million between January 1, 2002 and March 14, 2002 at rates between $0.6303 and $0.6410. Derivative financial instruments are not used for speculative purposes. There can be no assurance that the Company will be successful in such hedging activities.

The following table sets forth the potential gains or losses that would arise on the Company's foreign currency options and forward foreign currency contracts as of December 31, 2001, under various hypothetical U.S. dollar to Canadian dollar exchange rates:

US$ vs. CDN$	Gain/(loss) CDN$
$0.58	($296,000)
0.60	(181,000)
0.62	(73,000)
0.64	13,000
0.66	105,000
0.68	194,000
0.70	278,000

The Company is not subject to significant interest rate risk due to the short-term maturities of its outstanding loans.

FINANCIAL STATEMENTS



INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT

Management is responsible to the Board of Directors for the preparation of the Company's consolidated financial statements. These statements have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

The Company maintains a system of internal controls which provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained.

The external auditors of the Company, Arthur Andersen LLP, have been appointed by the shareholders to express an opinion as to whether these consolidated financial statements present fairly the Company's consolidated financial position and operating results in accordance with generally accepted accounting principles in Canada. Their report follows.

The Board of Directors has reviewed and approved these consolidated financial statements. To assist the Board in meeting its responsibility, it has appointed an Audit and Finance Committee, the majority of whose members are outside directors. The committee meets periodically with management and the external auditors to review internal controls, audit results and accounting principles and practices. The external auditors have full and free access to the Audit and Finance Committee.

W. James Close
Chairman of the Board
February 1, 2002

Werner Gartner
Executive Vice President and
Chief Financial Officer
February 1, 2002

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Shareholders of NovAtel Inc.,

We have audited the consolidated balance sheets of NovAtel Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Chartered Accountants

Calgary, Canada
February 1, 2002

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2001	2000
ASSETS		
Current assets:		
Cash and short-term investments (Note 8)	$4,794	$6,055
Accounts receivable (Notes 3 and 12)	6,050	4,246
Related party receivables (Note 15)	665	1,165
Related party notes receivable (Note 15)	1,595	1,426
Inventories (Note 4)	6,562	6,532
Prepaid expenses and deposits	286	401
Total current assets	19,952	19,825
Capital assets (Note 5)	2,854	3,592
Intangible assets (Notes 6 and 9)	2,487	2,853
Deferred development costs (Note 7)	2,528	2,560
Total assets	$27,821	$28,830
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$4,469	$5,811
Related party payables (Note 15)	418	568
Notes payable (Notes 16 and 17)	1,964	1,426
Deferred revenue	202	245
Provision for future warranty costs	285	268
Capital lease obligation – current portion (Note 9)	330	228
Total current liabilities	7,668	8,546
Deferred gain on sale/leaseback of capital assets (Note 5)	814	935
Capital lease obligation – long-term portion (Note 9)	253	307
Total liabilities	8,735	9,788
Non-controlling interest	—	73
Commitments and contingencies (Note 9)		
Shareholders' equity (Note 11):		
Capital stock	35,596	35,614
Contributed surplus	25	—
Deficit	(16,535)	(16,645)
Total shareholders' equity	19,086	18,969
Total liabilities and shareholders' equity	$27,821	$28,830

On behalf of the Board of Directors,

W. James Close
Chairman of the Board

Richard D.Orman
Vice Chairman and Director

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,		
	2001	2000	1999
Revenues (Notes 12 and 15)			
Product sales	$23,241	$23,980	$23,363
NRE fees	4,996	863	863
Total revenues	28,237	24,843	24,226
Cost of sales (Note 15)			
Cost of product sales	10,730	10,360	12,096
Cost of NRE fees	2,542	482	550
Total cost of sales	13,272	10,842	12,646
Gross profit	14,965	14,001	11,580
Operating expenses:			
Research and development	6,827	8,161	6,902
Selling and marketing	3,859	4,527	3,925
General and administration	4,170	3,661	2,783
Total operating expenses	14,856	16,349	13,610
Operating income (loss)	109	(2,348)	(2,030)
Interest income, net	138	319	374
Other expense (Note 13)	(124)	(769)	(204)
Income (loss) from continuing operations before income taxes	123	(2,798)	(1,860)
Provision for income taxes (Note 14)	13	13	123
Net income (loss) from continuing operations	110	(2,811)	(1,983)
Net income from discontinued operations (Note 19)	—	16	949
Net income (loss)	$110	$(2,795)	$(1,034)
Net income (loss) per share (basic) (Note 11)			
Continuing operations	$0.01	$(0.37)	$(0.26)
Discontinued operations	—	0.01	0.13
Net income (loss) per share	$0.01	$(0.36)	$(0.13)
Weighted average shares outstanding (basic) (Note 11)	7,690	7,676	7,674
Net income (loss) per share (diluted) (Note 11)			
Continuing operations	$0.01	$(0.37)	$(0.26)
Discontinued operations	—	0.01	0.13
Net income (loss) per share	$0.01	$(0.36)	$(0.13)
Weighted average shares outstanding (diluted) (Note 11)	7,704	7,816	7,704

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)

	Common Shares (Note 11)		Contributed Surplus	Deficit	Total Shareholders' Equity
	Number	Amount			
December 31, 1998	7,674	$35,602	$—	$(12,816)	$22,786
Net loss	—	—	—	(1,034)	(1,034)
December 31, 1999	7,674	$35,602	$—	$(13,850)	$21,752
Common shares issued	4	12	—	—	12
Net loss	—	—	—	(2,795)	(2,795)
December 31, 2000	7,678	$35,614	$—	$(16,645)	$18,969
Common shares issued	17	35	—	—	35
Repurchase of shares	(12)	(53)	25	—	(28)
Net income	—	—	—	110	110
December 31, 2001	7,683	$35,596	$25	$(16,535)	$19,086

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		
	2001	2000	1999
Operating activities:			
Net income (loss) from continuing operations	$110	$(2,811)	$(1,983)
Net income from discontinued operations	—	16	949
Charges and credits to operations not involving an outlay of cash:			
Amortization	2,415	2,666	2,697
Gain on disposal of capital assets	(5)	(74)	(183)
Amortization of deferred gain on sale/leaseback of capital assets	(130)	(154)	(142)
Non-controlling interest	(11)	8	3
Net change in non-cash working capital related to operations (Note 18)	(2,802)	1,022	(2,236)
Cash (used in) provided by operating activities	(423)	673	(895)
Financing activities:			
Issuance of shares (Note 11)	35	12	—
Repurchase of shares (Note 11)	(28)	—	—
Related party notes receivable	(169)	(1,426)	—
Notes payable	184	1,426	—
Increase (decrease) in capital lease obligations (Note 5)	48	(388)	(349)
Cash provided by (used in) financing activities	70	(376)	(349)
(Decrease) increase in cash before investing activities	(353)	297	(1,244)
Investing activities:			
Purchase of capital and intangible assets	(937)	(1,487)	(1,240)
Proceeds from disposal of capital assets (Note 5)	36	145	7,864
Investment in Point, Inc. net of cash acquired (Note 16)	—	—	(311)
Investment in Mezure, Inc. net of cash acquired (Note 17)	(3)	—	—
Settlement payment on divestitures	—	(423)	—
Deferred development costs	(4)	(757)	(1,275)
Cash (used in) provided by investing activities	(908)	(2,522)	5,038
(Decrease) increase in cash and short-term investments	(1,261)	(2,225)	3,794
Cash and short-term investments, beginning of year	6,055	8,280	4,486
Cash and short-term investments, end of year	$4,794	$6,055	$8,280
Cash and short-term investments consisted of:			
Cash and cash equivalents	$1,938	$1,895	$5,280
Restricted short-term investments	2,827	4,160	—
Other short-term investments	29	—	3,000
	$4,794	$6,055	$8,280
Interest paid related to bank advances and capital lease obligations	$33	$49	$74
Income taxes paid	$71	$54	$80

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share data and unless otherwise stated)

Note 1 Nature of Business

NovAtel Inc. (NovAtel or the Company) is incorporated under the laws of Canada. The Company designs, markets and supports a broad range of products that determine precise geographic locations using the Global Positioning System (GPS).

On July 20, 1999, the Company and Sokkia Co., Ltd. formed a company, Point, Inc. to develop and distribute GPS-based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a world-wide basis. The Company acquired a proportionate 49% joint venture interest in Point, Inc. for $311, net of cash acquired (see Note 16).

On April 17, 1998, CMC Electronics Inc. (CMC Electronics), formerly BAE SYSTEMS CANADA INC., acquired 58.3% of the Company's outstanding common shares from the Company's two former principal shareholders. On November 29, 1999, BAE SYSTEMS p.l.c. acquired control of the Company through the indirect acquisition of approximately 51.6% of the common shares of CMC Electronics (see Notes 9 and 14).

On April 11, 2001, an investor group led by ONCAP L.P. (ONCAP) acquired control of the Company through the indirect acquisition of CMC Electronics (see Note 14).

Note 2 Significant Accounting Policies

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. The material differences between Canadian and United States of America (U.S.) generally accepted accounting principles are described in Note 20. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and its proportionate 49% joint venture interest in the accounts of Point, Inc.

b) Foreign Currency Translation

Foreign subsidiaries and Point, Inc. are considered financially and operationally dependent on the Company and are translated into Canadian dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities, and average rates for the period for revenues and expenses, except amortization and cost of sales, which are translated at the rate of exchange applicable to the related assets. Gains and losses resulting from these translation adjustments are included in other income (expense).

Transactions and monetary balances denominated in a currency other than the Canadian dollar are translated into Canadian dollars using yearly average and year-end exchange rates, respectively. Gains and losses arising from this translation process are included in income.

c) Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments which have original maturities of 90 days or less.

d) Inventories

Raw materials and components, work-in-progress, and finished goods inventories are recorded at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and includes materials, labour and manufacturing overhead.

e) Capital Assets, Intangible Assets and Amortization

Capital assets are recorded at cost. Maintenance and repair costs of a routine nature are charged to operations as incurred, and renewals and betterments that extend the economic useful life of an asset are capitalized.

Capital assets and intangible assets are amortized on a straight-line basis using the expected useful lives of the assets:

Computer and ancillary equipment	4 years
Research and development equipment	4 years
Production equipment	5 years
Leasehold improvements	over term of leases
Furniture and fixtures	10 years
Product tooling	2 years
Patents and other intangibles	5 - 10 years

Capital assets and intangible assets are assessed for future recoverability or impairment by estimating future net undiscounted cash flows and residual values. When an impairment has occurred, a loss is recognized in the period.



f) Revenue Recognition
Revenues from product sales are recognized at the time of shipment to the customer. Revenues from non-recurring engineering fees are recognized at the time services are rendered. Revenues from long-term development contracts are recognized using the percentage of completion method.

g) Research and Development Costs
Research costs are charged to operations as incurred. Development costs, including software development costs, are charged to operations as incurred unless they meet specific criteria related to technical, market and financial feasibility. In these circumstances, the costs are deferred and amortized on a systematic basis, subject to recoverability.

h) Provision for Future Warranty Costs
Warranty costs are accrued, to the extent that they are not recoverable from third party manufacturers, for the estimated cost to repair products for the balance of the warranty periods.

i) Stock-based Compensation Plans
The Company has stock-based compensation plans (see Note 11). No compensation expense is recognized for these plans when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock.

j) Income Taxes
Effective January 1, 2000, the Company adopted the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

k) Investment Tax Credits
Investment tax credits relating to scientific research and development and capital expenditures are accounted for using the cost reduction method as they are received, as there is not a high degree of assurance that the Company will be able to realize the benefit from these credits.

l) Post Employment Benefits
The Company currently provides certain life insurance and extended health care benefits for employees as they retire. Substantially all of the health care benefits are self-insured, while life insurance benefits are provided through an insurance contract. Commencing January 1, 2000, the Company recognizes the cost of providing such benefits as the related services are rendered by employees.

m) Earnings Per Share
Effective January 1, 2001, the Company adopted the revised provisions of Section 3500 of the Handbook of the Canadian Institute of Chartered Accountants with respect to earnings per share. The new standard requires that the "treasury stock" method rather than the "imputed earnings" approach be used to determine the dilutive effect of instruments such as warrants and options. Under the treasury stock method, diluted earnings per share are computed as if the instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares of the Company at the average market price during the period. The new accounting policy has been applied retroactively with restatement of prior period financial statements and had no impact on the reported results for any current or prior period reported herein.

n) Goodwill
Effective July 1, 2001, the Company adopted the provisions of Section 3062 of the Handbook of the Canadian Institute of Chartered Accountants with respect to goodwill and intangibles. Goodwill arising after July 1, 2001 is recorded at cost and is not subject to amortization. Effective January 1, 2002, goodwill is subject to a fair value impairment test at least annually.

o) Comparative Figures
Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in 2001.

Note 3 Accounts Receivable

	December 31, 2001	December 31, 2000
Trade receivables, net	$5,919	$3,788
Goods and Services Tax receivable	97	345
Other	34	113
	$6,050	$4,246

The receivable balances are net of an allowance for doubtful accounts of $676 at December 31, 2001 and $539 at December 31, 2000.

Note 4 Inventories

	December 31, 2001	December 31, 2000
Raw materials and components	$1,995	$2,505
Work-in-progress	349	377
Finished goods	4,218	3,650
	$6,562	$6,532

The inventory balances are net of a provision for excess and obsolete inventory of $964 at December 31, 2001 and $801 at December 31, 2000.

Note 5 Capital Assets

	December 31, 2001			December 31, 2000		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Computer and ancillary equipment	$5,088	$4,315	$773	$4,838	$3,474	$1,364
Production, research and development equipment	2,568	1,929	639	2,305	1,557	748
Leasehold improvements	111	14	97	42	3	39
Furniture and fixtures	602	311	291	536	237	299
Product tooling	1,101	957	144	1,135	778	357
Equipment under capital lease	1,457	547	910	1,161	376	785
	$10,927	$8,073	$2,854	$10,017	$6,425	$3,592

On January 29, 1999, the Company concluded a sale/leaseback arrangement by which the Calgary facility, including certain adjacent land, with a carrying value of $5,812 at time of sale, was sold for net proceeds of $6,922, resulting in a gain of $1,110. The gain on the sale of the facility has been deferred and is being amortized over the ten year term of the lease.

On September 28, 2001, the Company entered into a sale/leaseback transaction with HSBC Leasing, whereby certain tooling and computer equipment was sold for $300 and a three year lease obligation.

Note 6 Intangible Assets

Intangible assets, comprised primarily of patents, purchased technology and goodwill, are net of accumulated amortization of $3,106 at December 31, 2001 and $2,386 at December 31, 2000.

Note 7 Deferred Development Costs

In the year ended December 31, 2001, the Company deferred $4 of development costs related to the development of a certified aviation GPS receiver, compared to $757 in 2000 and $1,275 in 1999. With the GPS receiver reaching the commercialization stage, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization. The Company amortized $36 of these deferred costs in the year ended December 31, 2001 ($nil in 2000 and 1999).

Note 8 Bank Advances

At December 31, 2001, lines of credit were available with the HSBC Bank Canada and the Toronto Dominion Bank. The lines of credit are payable on demand and are secured by $2,827 of short-term investments held as compensating balances. The bank advances bear interest at the banks' prime rate on Canadian dollar advances.

In aggregate, the Company can borrow up to $1,650 for day-to-day operating requirements and $1,142 to support the margin requirements related to the purchase of up to US$4,750 of forward foreign exchange contracts. At December 31, 2001, portions of the lines of credit were utilized to support $80 of letters of credit ($219 at December 31, 2000) and the margin requirements on US$2,000 in forward foreign exchange contracts leaving $1,570 available for day-to-day operating requirements and the margin capacity necessary to enter into an additional US$2,750 in forward foreign exchange contracts.

Note 9 Commitments and Contingencies

a) At December 31, 2001, purchase commitments were outstanding for approximately $4.3 million pertaining primarily to the acquisition of inventory, supplies and services.

b) The Company's facilities and certain computer equipment, office equipment and furniture are leased for various periods up to 2009. Payments under the leasing arrangements are as follows:

	Capital Leases	Operating Leases
2002	$358	$962
2003	164	941
2004	102	1,030
2005	—	1,035
2006	—	954
2007 and beyond	—	1,993
Total future minimum lease payments	624	$6,915
Less: imputed interest (7.0%)	(41)	
Balance of capital lease obligations	583	
Less: current portion	(330)	
Capital lease obligations - long-term portion	$253	

c) As at December 31, 2001, intangible assets included $629 related to the Company's 1996 settlement agreement with Trimble Navigation Limited (Trimble). This settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate rights granted thereunder, including licenses, should the Company undergo a direct change in control. On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition by CMC Electronics in April 1998. The Company has sought legal advice regarding Trimble's termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble's notice of termination. As this matter has not been resolved as of December 31, 2001, the Company has not provided for any impairment of these intangible assets.

d) The Company is subject to legal proceedings and other claims which arise in the ordinary course of its business. The Company has sought legal advice on these matters. In the opinion of management, the ultimate liability with respect to the resolution of these actions is not expected to materially affect the financial position or results of operations.

Note 10 Financial Instruments

In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. The contracts are normally for terms of up to twelve months and are used as hedges of the Company's net U.S. dollar cash requirements. Gains and losses arising on these financial instruments are offset against the gains and losses arising on the maturity of the underlying transactions.

At December 31, 2001, the Company has foreign currency options and forward foreign currency contracts to sell US$2,000 between January 11, 2002 and March 14, 2002 at rates between $0.6303 and $0.6410.

The carrying values of other financial instruments, which include cash and short-term investments, accounts receivable, related party receivables and advances, related party notes receivable, accounts payable, related party payables and notes payable approximate their fair value because of the near-term maturity of these instruments. The carrying value of capital lease obligations approximate their fair value, as the imputed interest rates on these obligations approximate market rates.

Note 11 Shareholders' Equity

The Company has authorized an unlimited number of common shares and first preference shares, of which 7,683 common shares are outstanding as of December 31, 2001 (7,678 in 2000 and 7,674 in 1999).

Net income (loss) per share figures presented in the Company's financial statements are based upon the weighted average number of shares outstanding. Diluted net income (loss) per share figures are computed as if the dilutive instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares at the average market price during the period.

On September 4, 2001, the Company implemented a share repurchase program, under which the Company could repurchase up to 3% of the outstanding shares over a 12 month period. As of December 31, 2001, the Company had repurchased 12 shares.

The Company maintains stock option plans for employees and members of the Board of Directors. Under the plans, participants are granted options to purchase common shares at no less than the market value on the date of the grant. The options have vesting periods ranging from three to four years and expire ten years from the date of the grant except for 30 options granted on February 13, 2001, which have a six month vesting period. As of December 31, 2001, the Company has authorized the granting of up to 1,101 options to purchase common shares of the Company under the stock option plans, of which 25 had been exercised.

A summary of the status of the Company's stock option plans as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates is presented below:

	2001		2000		1999	
Options	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	954	US$6.19	938	US$6.37	892	US$7.62
Granted	175	1.74	105	3.07	208	1.38
Exercised	(17)	1.38	(4)	1.95	—	—
Forfeited	(278)	6.99	(85)	4.54	(162)	6.85
Outstanding at end of year	834	US$5.08	954	US$6.19	938	US$6.37
Options exercisable at end of year	553	US$6.47	697	US$7.09	409	US$7.59

The following table summarizes information about the stock option plans as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
US$7.50 to $11.25	460	5.4 years	US$7.68	439	US$7.67
$3.06 to $3.44	73	8.1	3.07	18	3.07
$1.38 to $2.00	301	7.6	1.58	96	1.57
$1.38 to $11.25	834	6.4	US$5.08	553	US$6.47

In January 2002, the Company granted an additional 115 options, with an exercise price of US$2.25, to employees and 28 options, with an exercise price of US$2.26, to directors.

Note 12 Major Customers, Export Sales and Suppliers

Certain major customers accounted for significant portions of the sales from continuing operations. The table below reflects customers whose purchases represented more than 10% of the Company's total revenues in any of the periods indicated.

Sales by Major Customer			
	Year Ended December 31,		
	2001	2000	1999
Customer A	$5,389	$7,211	$4,014
Customer B	2,919	560	981
Customer C	2,035	2,663	—
	$10,343	$10,434	$4,995
Percentage of total revenue	37%	42%	21%

Accounts receivable and related party receivables related to these major customers at December 31 were $2,840 in 2001 and $2,360 in 2000.

Sales by Geographic Market						
	Year Ended December 31,					
	2001		2000		1999	
U.S.A	$12,163	43%	$10,555	43%	$10,079	42%
Europe	6,027	21%	3,776	15%	4,645	19%
Asia/Australia	7,537	27%	7,944	32%	5,745	24%
Canada	2,495	9%	2,337	9%	3,003	12%
Other	15	—%	231	1%	754	3%
	$28,237	100%	$24,843	100%	$24,226	100%

Certain of the Company's products incorporate components that are either procured from sole source suppliers or which are in short supply. In the opinion of management, the Company has taken measures to mitigate the risk associated with the availability of these components.

Note 13 Other Expense

	Year Ended December 31,		
	2001	2000	1999
Employee termination costs	$ —	$(695)	$(213)
Foreign exchange	4	(13)	(211)
Gain on sale of land	—	—	178
Financing charge on sales by Point, Inc.	(164)	(165)	—
Miscellaneous	36	104	42
	$(124)	$(769)	$(204)

The 2000 employee termination costs include $548 related to the reorganization of the Company's senior management.



Note 14 Income Taxes

As described in Note 2, effective January 1, 2000, the Company changed its policy for accounting for income taxes by adopting the liability method of accounting for income taxes. The new accounting policy was applied retroactively without restatement of prior period financial statements and had no impact on the financial position and reported results of operations for any current or prior periods.

Temporary differences that give rise to future income tax assets and liabilities as of December 31 are as follows:

	December 31,	
	2001	2000
Future income tax assets		
Loss carryforwards	$11,800	$14,500
Scientific research deductions and credits	50,600	58,500
Reserves not currently deductible for tax	850	1,000
Capital assets	300	500
Deferred gain on sale of building	300	350
Share issue costs	—	100
	63,850	74,950
Future income tax liabilities		
Intangible assets	(500)	(1,000)
Deferred development costs	(400)	(500)
Leased assets	(100)	(100)
	(1,000)	(1,600)
Valuation allowance	(62,850)	(73,350)
	$ —	$ —

a) Canadian Income Taxes

At December 31, 2001, losses were available for Canadian income tax purposes that can be carried forward to reduce future Canadian taxable income. These losses expire as follows:

2004	$24,800
2005	—
2006	1,600
	$26,400

In addition, the Company has approximately $138 million of research and development costs deducted in the accounts, in excess of amounts claimed for Canadian income tax purposes.

The Company also has unutilized investment tax credits of $5.9 million available to reduce future Canadian income taxes. These credits expire as follows:

2002	$ —
2003	1,200
2004	1,600
2005	700
2006	400
2007	200
2008	600
2009	400
2010	500
2011	300
	$5,900

The Company has determined that CMC Electronics' acquisition of a majority of the common shares of the Company on April 17, 1998, BAE SYSTEMS p.l.c.'s acquisition of the majority of the common shares of CMC Electronics on November 29, 1999 and ONCAP's acquisition of the common shares of CMC Electronics on April 11, 2001, constitute acquisitions-of-control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company's Canadian losses, deductions, and investment tax credits may be subject to limitation.

The ultimate availability and amount of the losses and other tax benefits described above may be dependent upon future Canada Customs and Revenue Agency audits. An adverse determination could result in a significant decrease in the availability and amount of the tax benefits described above.

b) U.S. Income Taxes

The Company's fully-owned U.S. subsidiaries file a consolidated U.S. federal income tax return. They have net operating loss carryforwards totalling approximately US$38.0 million which expire in 2007 and 2008. However, these operating loss carryforwards will be substantially limited due to the acquisitions-of-control by CMC Electronics, BAE SYSTEMS p.l.c. and ONCAP.

Note 15 Related Party Transactions

In the normal course of business, the Company had the following transactions, measured at the exchange amount, with its related parties:

	Year Ended December 31,		
	2001	2000	1999
Product sales to Point, Inc.	$727	$1,732	$1,165
Services provided to Point, Inc.	149	266	169
Royalty income from Point, Inc.	69	149	74
Development costs charged by Point, Inc.	—	—	567
Inventory purchases from CMC Electronics and Point, Inc.	188	41	177
Contracted development costs charged by CMC Electronics	154	320	233
Product sales to CMC Electronics	5	—	47
Other charges from CMC Electronics	103	39	—
Other charges from Point, Inc.	6	11	—
Royalties charged to CMC Electronics	42	—	—
Engineering services charged to CMC Electronics	28	—	—

Significant related party receivables at December 31, 2001 consist of $589 from Point, Inc. ($1,143 at December 31, 2000) and $74 from CMC Electronics ($19 at December 31, 2000). Related party payables at December 31, 2001 were comprised of amounts due to CMC Electronics of $399 ($555 at December 31, 2000) and $19 to Point, Inc. ($13 at December 31, 2000).

The related party notes receivable of $1,595 ($1,426 at December 31, 2000) reflect the Company's proportionate joint venture interest in the aggregate borrowings by Point, Inc. from NovAtel and Sokkia Co., Ltd. of US$4,000 (US$3,650 at December 31, 2000). The loans were repayable on December 31, 2001, are secured by the assets of Point, Inc. and bore interest at the U.S. prime rate during 2000 and at 6% for 2001.

During the period January 5, 2001 to July 23, 2001, in which the Company accounted for Mezure, Inc. on a proportionate consolidation basis, the Company provided US$270 in loans to Mezure, Inc. (see Note 17). Contemporaneously, the Company recorded a full provision against the potential non-repayment of these loans.

Note 16 Investment in Point, Inc.

On July 20, 1999, the Company and Sokkia Co., Ltd. formed a joint venture, Point, Inc., to distribute GPS-based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a world-wide basis. The Company acquired a proportionate 49% joint venture interest in Point, Inc. for $311, net of cash acquired. The consolidated financial statements presented herein include the Company's proportionate share of the accounts of Point, Inc.



The following is a summary of the Company's proportionate share of the financial position, operating results, and cash flows of Point, Inc.:

	Year Ended December 31, 2001	2000
Current assets	$ 1,630	$ 2,679
Non-current assets	143	70
Total assets	$ 1,773	$ 2,749
Current liabilities	$ 3,072	$ 2,524
Long-term liabilities	—	—
Total liabilities	$ 3,072	$ 2,524
Revenues	$ 5,458	$ 5,750
Expenses	6,899	8,083
Net loss	$ (1,441)	$ (2,333)
Cash provided by (used in)		
Operating activities	$ (202)	$ (2,268)
Investing activities	$ (128)	$ (48)
Financing activities	$ 169	$ 1,426

Included in current liabilities is the Company's share of notes payable by Point, Inc. to Sokkia Co., Ltd., in the amount of $1,595 ($1,426 at December 31, 2000). The notes were repayable on December 31, 2001, are secured by the assets of Point, Inc. and bore interest at the U.S. prime rate during 2000 and at 6% for 2001.

Note 17 Investment in Mezure, Inc.

On January 26, 2001, the Company acquired a 48.7% joint venture interest in Mezure, Inc. in exchange for US$400 of loans receivable which the Company had previously advanced and charged to operations in 2000.

On July 23, 2001, the Company acquired an additional 25.3% equity interest in Mezure, Inc. after exercising its option to convert US$200 in loans receivable, which the Company previously advanced and charged to operations in the first quarter 2001, into additional common shares. With the July 23, 2001 acquisition of additional shares, the Company acquired control of Mezure, Inc., and commenced full consolidation of Mezure, Inc.'s operations from that date forward.

The fair value of net assets acquired in the above transactions is as follows:

Prepaids	$ 20
Capital assets	191
Goodwill	231
Accounts payable, accrued liabilities and loan advances	(439)
Total investment	$ 3

The following transactions were included in the Company's consolidated financial results on a proportionate basis for the period January 26, 2001 to July 23, 2001.

Revenue	$ —
Expenses	326
Net loss	$(326)
Cash provided by (used in)	
Operating activities	$(327)
Investing activities	$ (19)
Financing activities	$ 105

Note 18 Consolidated Statements of Cash Flows

The net changes in non-cash working capital related to operations include:

	Year ended December 31,		
	2001	2000	1999
(Increase) decrease in accounts receivable and related party receivables	$(1,304)	$2,039	$(2,093)
Increase in inventories	(30)	(2,848)	(274)
(Increase) decrease in prepaid expenses and deposits	135	(109)	36
Increase (decrease) in accounts payable, accrued liabilities and related party payables	(1,577)	1,689	908
(Decrease) increase in deferred revenue	(43)	245	—
Increase in provision for future warranty costs	17	22	136
Net change in non-cash working capital	(2,802)	1,038	(1,287)
Non-cash working capital items related to divestitures	—	(16)	(949)
Net change in non-cash working capital related to operations	$(2,802)	$1,022	$(2,236)

Note 19 Discontinued Operations

On November 3, 1995, the Company sold its Wireless Access Products (WAP) division and its manufacturing operations in Calgary, Alberta to Harris Canada, Inc. The purchase price was subject to an adjustment based on a post-closing audit of the balance sheet of the divested operations. The post-closing audit of the balance sheet was completed on December 23, 1999, resulting in a purchase price adjustment of $2,336. As the Company had previously provided for a potential adjustment of $3,320, the balance of the provision of $949, after interest and miscellaneous costs, was recognized as income from discontinued operations in 1999. In 2000, the Company recognized an additional $16 as income from discontinued operations.

Note 20 Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows:

a) Revenue Recognition

In December 1999, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin ("SAB") 101, Revenue Recognition in Financial Statements, which provides guidance related to revenue recognition based on the interpretations and practices of the SEC. The Company believes that its revenue recognition policies are in accordance with the guidance provided in SAB 101.

b) Deferred Development Costs

In the year ended December 31, 2001, the Company deferred $4 of development costs ($757 in 2000 and $1,275 in 1999) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

In the year ended December 31, 2001, the Company amortized $36 of deferred development costs ($nil in 2000 and 1999) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

Further, for U.S. GAAP purposes, the Company would have recharacterized the goodwill acquired on the Mezure, Inc. share acquisition of $231 as development related costs, and these costs would have been expensed on acquisition in 2001.

c) Derivatives and Hedging Activities

The Company has entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations. In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" subsequently amended by SFAS 137 and SFAS 138. These pronouncements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, it would have applied the pronouncements of SFAS 133, 137 and 138 effective January 1, 2001, on a prospective basis without restatement of prior period financial statements. The adoption of these accounting standards would not have had a material effect on the Company's financial position and results of operations for the year ended December 31, 2001.

Prior to 2001, as required under U.S. GAAP, the Company would have recorded these financial instruments at fair value at the ending date of each reporting period, resulting in an additional loss of $21 in 2000 and an additional income of $329 in 1999.

d) Investment in Joint Ventures
The accounts of the Company's 49.0% joint venture interest in Point, Inc. and 48.7% joint venture interest in Mezure, Inc. (prior to the Company acquiring a 74% controlling interest on July 23, 2001) are proportionately consolidated as required under Canadian GAAP. Under U.S. GAAP, proportionate consolidation is not permitted, and the Company's investment in these joint ventures would be accounted for using the equity method. As permitted by Securities and Exchange Commission guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

e) Income Taxes
Effective January 1, 2000, the Company adopted the liability method of income tax accounting for Canadian GAAP, which is consistent with the accounting required under U.S. principles. In 1999 the Company accounted for income taxes for Canadian GAAP under the deferral method. In 1999, under U.S. principles, deferred income taxes would be recognized, at enacted rates, to reflect the future effects of tax carryforwards and temporary differences arising between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date.

If U.S. GAAP had been followed in 1999, the Company would also have recorded the tax benefits attributable to the estimated Canadian net operating loss carryforwards, research and development costs and unutilised investment tax credits of approximately $178 million and U.S. net operating loss carryforwards of approximately US$38 million, available to offset future taxable income, subject to certain limitations. However, the Company would also have established a full valuation allowance against the calculated tax benefits, since it was uncertain whether any of these tax benefits would have been realized. As no significant income taxes were payable other than large corporations tax, and as a full valuation allowance would have been recorded against the deferred tax assets as determined under U.S. GAAP, this difference between Canadian and U.S. GAAP had no effect on the Company's consolidated financial statements presented herein.

f) Comprehensive Income
Under U.S. GAAP, the Company would have been required to adopt SFAS 130, "Reporting Comprehensive Income". Had the Company adopted SFAS 130, it would have recorded an additional income of $1 within other comprehensive income, related to the fair value of foreign exchange contracts and options, in the year ended December 31, 2001 ($nil in 2000 and 1999).

g) New U.S. GAAP Accounting Pronouncements
In August 2001, the FASB approved for issuance SFAS 143, "Accounting for Asset Retirement Obligations." This statement is effective for fiscal years beginning after June 15, 2002. This statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not expect the adoption of SFAS 143 in January 2003 to have a material impact on the Company's financial statements.

In August 2001, the FASB approved for issuance SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective for fiscal years commencing after December 15, 2001. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets, and supercedes the existing standard, SFAS 121 and the accounting and reporting provisions of APB Opinion 30. The Company does not expect the adoption of SFAS 144 to have a material impact on the Company's financial statements.

h) Summary of the Differences Between Canadian and U.S. GAAP

The effects of the above-noted differences between Canadian and U.S. GAAP on the statements of operations and on the balance sheets are as follows:

	Year Ended December 31,		
	2001	2000	1999
Net income (loss) from continuing operations			
– Canadian GAAP	$ 110	$ (2,811)	$ (1,983)
Adjustments to U.S. GAAP			
Deferred development costs	(4)	(757)	(1,275)
Amortization of deferred development costs	36	—	—
Fair value of financial instruments	1	(21)	329
Write-off of Mezure, Inc. development related costs	(231)	—	—
Net income (loss) from continuing operations – U.S. GAAP	$ (88)	$ (3,589)	$ (2,929)
Net income from discontinued operations – Canadian GAAP	$ —	$ 16	$ 949
Net income (loss) – U.S. GAAP	$ (88)	$ (3,573)	$ (1,980)

	Year Ended December 31,	
	2001	2000
Total Assets – Canadian GAAP	$27,821	$28,830
Adjustments to U.S. GAAP		
Deferred development costs	(2,528)	(2,560)
Fair value of financial instruments	—	(1)
Write-off of Mezure, Inc. development related costs	(231)	—
Total Assets – U.S. GAAP	$25,062	$26,269
Total Shareholders' Equity – Canadian GAAP	$19,086	$18,969
Adjustments to U.S. GAAP		
Deferred development costs	(2,528)	(2,560)
Fair value of financial instruments	—	(1)
Write-off of Mezure, Inc. development related costs	(231)	—
Total Shareholders' Equity – U.S. GAAP	$16,327	$16,408

i) Net Income/(Loss) per Share

Net income (loss) per share as computed under Canadian and U.S. principles is as set forth below for the following periods:

	Year Ended December 31,					
	Canadian GAAP			U.S. GAAP		
	Net Income (Loss) per Share – Basic			Net Income (Loss) per Share – Basic		
	2001	2000	1999	2001	2000	1999
Continuing operations	$0.01	$(0.37)	$(0.26)	$(0.01)	$(0.47)	$(0.38)
Discontinued operations	—	0.01	0.13	—	—	0.12
Net income (loss) per share	$0.01	$(0.36)	$(0.13)	$(0.01)	$(0.47)	$(0.26)

	Net Income (Loss) per Share – Diluted			Net Income (Loss) per Share – Diluted		
	2001	2000	1999	2001	2000	1999
Continuing operations	$0.01	$(0.37)	$(0.26)	$(0.01)	$(0.47)	$(0.38)
Discontinued operations	—	0.01	0.13	—	—	0.12
Net income (loss) per share	$0.01	$(0.36)	$(0.13)	$(0.01)	$(0.47)	$(0.26)

j) Stock-Based Compensation

Statement of Financial Accounting Standards (SFAS) 123 "Accounting for Stock-Based Compensation" establishes a fair value based method of accounting for stock-based compensation. Companies have the option of including the effect of this pronouncement in determining their net income, or alternatively, may continue to apply the accounting provisions of APB Opinion 25, but must comply with the disclosure requirements of SFAS 123. Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, the Company would have accounted for its stock-based compensation in accordance with APB Opinion 25.

At December 31, 2001, the Company had issued to employees and directors 834 options (954 in 2000 and 938 in 1999) to purchase common shares under its stock-based compensation plans (see Note 11). As the Company would have applied APB Opinion 25 and related Interpretations in accounting for its plans, no compensation cost would have been recognized within the statement of operations under U.S. principles in 2001, 2000 and 1999. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company's pro forma net income (loss) from continuing operations and net income (loss) per share would have been as follows:

		Year Ended December 31,		
		2001	2000	1999
Net loss from continuing operations	As reported	$ (88)	$ (3,589)	$ (2,929)
(U.S. GAAP)	Pro forma	$ (575)	$ (4,314)	$ (4,415)
Basic net income (loss) per share from	As reported	$ (0.01)	$ (0.47)	$ (0.38)
continuing operations (U.S. GAAP)	Pro forma	$ (0.07)	$ (0.56)	$ (0.58)
Diluted net income (loss) per share from	As reported	$ (0.01)	$ (0.47)	$ (0.38)
continuing operations (U.S. GAAP)	Pro forma	$ (0.07)	$ (0.56)	$ (0.58)

The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2001, 2000 and 1999: dividend yield of 0%; expected lives of 10 years; expected volatility of 135% in 2001, 143% in 2000 and 66% in 1999; and risk free interest rates of 4.3% in 2001, 5.8% in 2000 and 5.0% in 1999.

Shareholder Information

DIRECTORS
(as at December 31, 2001)

W. James Close+
Chairman of the Board
(President and Chief Executive Officer, CMC Electronics Inc.)

Richard D. Orman+*
Vice Chairman and Director
(Chairman and Chief Executive Officer, Hemisphere International Inc.)

Gregory O. Baylin
Director
(Principal, ONCAP Management Partners)

Horst J. Pudwill
Director
(Chairman, TechTronic Industries Co. Ltd.)

Joel A. Schleicher*
Director
(Private Investor)

Charles R. Trimble
Director (since January 15, 2002)
(Chairman, United States GPS Industry Council)

Gregory A. Yeldon*
Director
(Vice President and Chief Financial Officer, CMC Electronics Inc.)

David E. Vaughn
Director
(President and Chief Executive Officer of NovAtel Inc. from February 2001 to February 2002)

Werner Gartner
Director
(Executive Vice President and Chief Financial Officer, NovAtel Inc.)

*Audit and Finance Committee

+Compensation Committee

EXECUTIVE OFFICERS

Jonathan W. Ladd
President, Chief Executive Officer (since February 2002)

David E. Vaughn
President, Chief Executive Officer (from February 2001 to February 2002)

Werner Gartner
Executive Vice President, Chief Financial Officer

HEADQUARTERS

NovAtel Inc.
1120 – 68th Avenue N.E.
Calgary, Alberta, Canada
T2E 8S5

Telephone: 403-295-4500
Fax: 403-295-0230

Investor Relations and requests for 20-F: 403-295-4532, ir@novatel.ca

Website: www.novatel.com

TRANSFER AGENT

Mellon Investor Services LLC
Shareholder Relations
P.O. Box 3315
South Hackensack, NJ, U.S.A.
07606
or
85 Challenger Road
Ridgefield Park, NJ, U.S.A.
07660

Telephone: 800-522-6645
TDD for Hearing Impaired:
800-231-5469
Foreign Shareholders:
201-329-8660
TDD Foreign Shareholders:
201-329-8354
Website: www.melloninvestor.com

STOCK EXCHANGE LISTING

Listed on The Nasdaq Stock Market
Stock Symbol: NGPS

NGPS NASDAQ LISTED

INDEPENDENT AUDITORS

Arthur Andersen LLP
Chartered Accountants
Calgary, Alberta, Canada

ANNUAL MEETING

9:00 a.m. MT
Tuesday, July 16, 2002
NovAtel Inc.
1120 – 68th Avenue N.E.
Calgary, Alberta, Canada

MARKET INFORMATION

The Company's common shares have been listed on The Nasdaq Stock Market® since February 7, 1997. The following are the price ranges as reported by The Nasdaq Stock Market® for the periods indicated.

	High	Low
Year Ended December 31, 2001		
First Quarter	$2.688	$1.281
Second Quarter	$2.100	$1.250
Third Quarter	$2.310	$1.300
Fourth Quarter	$3.050	$1.400
Year Ended December 31, 2000		
First Quarter	$10.500	$2.500
Second Quarter	$5.750	$2.500
Third Quarter	$6.625	$3.094
Fourth Quarter	$4.000	$1.188
Year Ended December 31, 1999		
First Quarter	$2.750	$1.250
Second Quarter	$2.750	$1.250
Third Quarter	$2.000	$1.000
Fourth Quarter	$3.813	$1.313
Year Ended December 31, 1998		
First Quarter	$10.750	$6.375
Second Quarter	$10.063	$4.250
Third Quarter	$5.000	$1.875
Fourth Quarter	$3.625	$1.313
Year Ended December 31, 1997		
First Quarter (from 2/4/97)	$8.000	$5.250
Second Quarter	$7.875	$4.500
Third Quarter	$11.000	$6.000
Fourth Quarter	$12.375	$6.125

The Company has not historically paid cash dividends. The Company does not anticipate paying any cash dividends in the forseeable future.

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company's industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of the Company's new products, impact and timing of large orders, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, and the impact of industry consolidations, together with the other risks and uncertainties described in public filings.

NovAtel realized strong, steady progress on many fronts in 2001. Most important, we generated solid sales growth while returning the Company to profitability for the first time since 1997.

Jonathan W. Ladd
President and Chief Executive Officer

April 2002

NovAtel realized strong, steady progress on many fronts in 2001. Most important, we generated solid sales growth while returning the Company to profitability for the first time since 1997.

Jonathan W. Ladd
President and Chief Executive Officer

April 2002

NovAtel

ir@novatel.ca

sales@novatel.ca

www.novatel.com

U.S. & Canada 1-800-NovAtel or +1-403-295-4900